UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from   to


Commission File Number: 001-38821

NU RIDE INC.
(Exact name of registrant as specified in its charter)


Delaware	**83-2533239**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**


1700 Broadway, 19th Floor
New York, New York 10019
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (212) 202-2200

Securities registered pursuant to Section 12(b) of the Act: None


Securities registered pursuant to Section 12(g) of the Act:


Class A Common Stock, par value $0.0001 per share
(Title of Class)


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☒		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

The aggregate market value of the Class A common stock outstanding, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the closing sales price for the registrant's Class A common stock on June 28, 2024 (the last business day of the registrant's most recently completed second quarter) as reported on the OTC Pink market, was approximately $25,435,287.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

As of March 24, 2025, there were 16,096,296 shares of Class A common stock, $0.0001 par value, outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive proxy statement or an amendment to this report, which will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report, including, without limitation, statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes," "estimates," "anticipates," "expects," "intends," "plans," "may," "will," "potential," "projects," "predicts," "continue," "could" or "should," or, in each case, their negative or other variations or comparable terminology, although not all forward-looking statements are accompanied by such terms. There can be no assurance that actual results will not materially differ from expectations. Such statements include, but are not limited to, any statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, financial or operational prospects, growth, strategies, and possible business combinations and the financing thereof, and related matters, and any other statements that are not statements of current or historical facts.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are based upon assumptions and are not guarantees of future performance. Actual results may differ materially from those contained in forward-looking statements due to various factors, including, but not limited to those described in the "Business" and "Risk Factors" section of this report and the following:

Risks Related to our Business and Financial Condition

- we currently have no revenues and limited operations and assets, which makes it difficult for us to evaluate our future business prospects and there is a risk we may eventually exhaust the capital resources we had when we emerged from bankruptcy;
- our only material assets are cash on hand, the claims asserted in the Foxconn Litigation, claims that the Company may have against other parties, and NOLs;
- the Company's actual financial results following our emergence from bankruptcy are not comparable to the Company's historical financial information;
- we depend on the new Board of Directors and newly appointed management to continue navigating our emergence from the Chapter 11 Cases and contribute to our ability to realize future value of our remaining assets, and if we are unable to attract, retain, manage, and appropriately compensate our officers and Board of Directors, our ability to meet our financial reporting obligations, achieve our anticipated operating costs, and to realize value from our remaining assets and litigation claims could be adversely affected;
- we depend on the efforts of consultants and professional service providers to execute our business plan, operations and internal controls, and if we lose their services, our business may be severely disrupted;
- our Board of Directors may change our business plan and strategy without stockholder approval, which could alter the nature of your investment;
- the Company's ability to use some or all of its NOLs to offset future income or realize any potential value may be limited, and the Internal Revenue Service could challenge the amount, timing and/or use of our NOLs;
- we are or may be subject to risks associated with business combinations, strategic alliances, joint ventures, or acquisitions;
- our public shareholders may not be afforded an opportunity to vote on a proposed business combination;
- despite having emerged from bankruptcy, we continue to be subject to the risks and uncertainties associated with residual Chapter 11 bankruptcy proceedings;
- cyber incidents or attacks directed at us or disruptions to our information systems could result in information theft, data corruption, operational disruption, financial loss and/or reputational damage;

Risks Relating to Claims, Regulation and External Events

- the expenses and awards, if any, attributable to the Foxconn Litigation is uncertain, and no assurances can be provided that our claims against Foxconn will be successful or that we will recover any damages as a result thereof;
- we face risks and uncertainties related to ongoing and potential future litigation and claims, as well as regulatory actions and governmental investigations and inquiries, for which we will continue to incur significant legal costs and may be subject to significant uninsured losses;

- we have streamlined our operations following our emergence from the Chapter 11 Cases but legal expenses may remain high;

- changes in our operations following our emergence from bankruptcy have reduced our need to maintain insurance coverage at previous levels or to carry certain insurance policies, which could make us subject to potential losses and unexpected liabilities if there were to be a material loss or an adverse judgment or settlement in any one or more of our ongoing legal matters that are not insured which could significantly exceed our ability to pay, which could have a material adverse effect on the Company;

- the amount of allowed claims could exceed our estimates, which could have a material adverse effect on our financial condition, results of operations and prospects;

- changes in laws or regulations, or a failure to comply with any laws and regulations, or any litigation that we may be subject to or involved in may adversely affect our business, prospects and results of operations;

Risks Related to Our Securities and Being a Public Company

- our Class A common stock trades on an over-the-counter market and trading in our Class A common stock is highly speculative and poses substantial risks;

- in order to protect our ability to utilize our NOLs, our charter includes certain transfer restrictions with respect to our stock, which may limit the liquidity of our Class A common stock;

- our Preferred Stock ranks senior to our Class A common stock, which may adversely affect holders of our Class A common stock;

- we may issue additional shares of preferred stock or additional shares of Class A common stock, and sales of a substantial number of additional shares of our securities would dilute the interest of our stockholders and could cause the price of our Class A common stock to decline;

- our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock;

- we remain obligated to continue our SEC reporting, however our ability to meet these obligations timely or at all may be limited; and

- the other risks and uncertainties described under "Risk Factors" and elsewhere in this report and in future filings.

The Company's stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

The Company's stockholders are cautioned that trading in shares of our Class A common stock is highly speculative. Trading prices for our Class A common stock may bear little or no relation to actual value, if any. In addition, our Third Amended and Restated Certificate of Incorporation (our "charter") contains certain trading restrictions, which are designed to support our efforts to preserve our net operating loss carryforwards ("NOLs") and other tax attributes and generally restrict transactions involving any person or group of persons that is or as a result of such a transaction would become a substantial stockholder (i.e., would beneficially own, directly or indirectly, 4.5% or more of all issued and outstanding shares of Class A common stock). Accordingly, we urge extreme caution with respect to existing and future investments in our Class A common stock.

Unless the context indicates otherwise, references in this report to the "Company," "Lordstown," "Debtors," "we," "us," "our" and similar terms refer to Nu Ride Inc. (f/k/a Lordstown Motors Corp.; f/k/a DiamondPeak Holdings Corp.) and its consolidated subsidiaries (including Legacy Lordstown (as defined below)).

Unless the context indicates otherwise, all shares of our Class A common stock are presented after giving effect to the 1:15 reverse stock split of the outstanding Class A common stock, which became effective on May 24, 2023.

PART I

Item 1: Business.

Overview

On June 27, 2023 (the "Petition Date"), Lordstown Motors Corp., a Delaware corporation, together with its subsidiaries ("Lordstown," the "Company," or the "Debtors"), filed voluntary petitions for relief (the "Chapter 11 Cases") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

In connection with the Chapter 11 Cases, the Company ceased production and sales of its flagship vehicle, the Endurance, and new program development and continued its cost-cutting actions that included significant personnel reductions. On September 29, 2023, the Company entered into the LandX Asset Purchase Agreement (as defined below) to sell specified assets related to the design, production and sale of electric light duty vehicles focused on the commercial fleet market free and clear of liens, claims, encumbrances, and other interests. The purchaser assumed certain specified liabilities of the Company and paid $10.2 million in cash in a transaction that closed on October 27, 2023 (discussed below under "Sale of Certain Assets to LandX"). The Company's remaining assets following the closing of the LandX Asset Purchase Agreement consist largely of cash on hand, the claims asserted in the Foxconn Litigation (as defined below), claims that the Company may have against other parties, as well as net operating loss carryforwards ("NOLs") and other tax attributes.

Following emergence from bankruptcy in March 2024, the near-term operations of the Company consist of (a) claims administration under the Second Modified First Amended Joint Plan of Lordstown Motors Corp. and Its Affiliated Debtors (the "Plan"), (b) addressing the Foxconn Litigation, (c) prosecuting, pursuing, compromising, settling, or otherwise disposing of other retained causes of action, (d) defending the Company against any counterclaims and (e) filing Exchange Act reports and satisfying other regulatory requirements.

In the future, the Company may explore potential business opportunities, including strategic alternatives or business combinations. No assurances can be made that the Company will be successful in prosecuting any claim or cause of action or that any strategic alternative or business combination will be identified and/or would result in profitable operations. The Company anticipates that the prosecution of claims and causes of action and the evaluation and pursuit of potential strategic alternatives will be costly, complex, and risky.

Sale of Certain Assets to LandX

On September 29, 2023, the Company entered into an Asset Purchase Agreement (the "LandX Asset Purchase Agreement") with LAS Capital LLC and Mr. Stephen S. Burns, an individual, as guarantor of certain obligations of LAS Capital under the LandX Asset Purchase Agreement. The LandX Asset Purchase Agreement was assigned to LAS Capital's affiliate, LandX Motors Inc. (the assignee and "Purchaser") and approved by the Bankruptcy Court on October 18, 2023. The closing of the transactions contemplated by the LandX Asset Purchase Agreement occurred on October 27, 2023, at which time the Purchaser acquired certain assets held for sale related to the design, production and sale of electric light duty vehicles focused on the commercial fleet market free and clear of liens, claims, encumbrances, and other interests, assumed certain specified liabilities, and paid $10.2 million in cash. Following consummation of the sale, the Company's investment banker was paid a transaction fee of $2.0 million after crediting certain other fees.

Emergence From Bankruptcy

On January 31, 2024, the Debtors filed the Plan, which incorporated, among other things, a settlement (the "Ohio Securities Litigation Settlement") of claims against the Debtors and certain directors and officers of the Debtors that were serving in such roles as of December 12, 2023, asserted in, or on the same or similar basis as those claims asserted in, the securities class action captioned In re Lordstown Motors Corp. Securities Litigation (the "Ohio Securities Litigation"). The Plan also included, as a condition to confirmation of the Plan, that the SEC approve an offer of settlement submitted by the Debtors to resolve the SEC's claim against the Company (the "SEC Claim"). See Note 9 - Commitments and Contingencies - Ohio Securities Class Action and - SEC Claim for additional information.

On March 5, 2024, the Bankruptcy Court entered a confirmation order confirming the Plan. Following the entry of the confirmation order and all conditions to effectiveness of the Plan being satisfied, the Debtors emerged from bankruptcy on March 14, 2024 (the "Effective Date") under the name "Nu Ride Inc." Upon emergence, the SEC Claim was deemed withdrawn pursuant to the terms of the settlement with the SEC and the confirmation order. Upon emergence, a new Board of Directors was appointed pursuant to the Plan and all remaining full-time employees, including the Company's pre-emergence executive officers, were terminated. Some of those employees continue to provide services to the Company as consultants. The Company's Chief Executive Officer, who is its sole executive officer, was elected by the new Board of Directors in accordance with the Plan, as of the Company's emergence.

Upon emergence, the Company's primary operations are: (i) resolving claims filed in the bankruptcy, (ii) prosecuting the Foxconn Litigation (as defined below), (iii) pursuing, compromising, settling or otherwise disposing of other retained causes of action of the Company, and (iv) identifying potential transactions, including business combinations, or otherwise, that could create value.

Foxconn Litigation

In the years prior to the Company's filing for bankruptcy protection, the Company entered into a series of transactions with affiliates of Foxconn, beginning with the Agreement in Principle that was announced on September 30, 2021, pursuant to which the Company entered into definitive agreements to sell our manufacturing facility in Lordstown, Ohio under an asset purchase agreement (the "Foxconn APA") and outsource manufacturing of the Endurance to Foxconn under a contract manufacturing agreement (the "CMA"). On November 7, 2022, the Company entered into an investment agreement with Foxconn under which Foxconn agreed to make additional equity investments in the Company (the "Investment Agreement"). The Investment Agreement superseded and replaced an earlier joint venture agreement.

On June 27, 2023, the Company commenced an adversary proceeding against Foxconn (the "Foxconn Litigation") in the Bankruptcy Court seeking relief for fraudulent and tortious conduct as well as breaches of the Investment Agreement and other agreements, the parties' joint venture agreement, the Foxconn APA, and the CMA that the Company believes were committed by Foxconn. As set forth in the complaint relating to the adversary proceeding, the Company believes Foxconn's actions have caused substantial harm to the Company's operations and prospects and caused significant damages.

On September 29, 2023, Foxconn filed a motion to dismiss all counts of the Foxconn Litigation and brief in support of the same (the "Foxconn Adversary Motion to Dismiss"), asserting that all of the Company's claims are subject to binding arbitration provisions and that the Company has failed to state a claim for relief. The Company believes that the Foxconn Adversary Motion to Dismiss is without merit and, on November 6, 2023, the Company filed an opposition to Foxconn's Adversary Motion to Dismiss. Foxconn filed a reply in support of the Foxconn Adversary Motion to Dismiss on November 30, 2023. On December 7, 2023, the Company and its equity committee (the "Equity Committee") filed a notice of completion of briefing, which provided that the briefing of the Foxconn Adversary Motion to Dismiss has been completed and such motion is ready for disposition.

On August 1, 2024, the Bankruptcy Court entered an opinion and order partially denying and partially granting the Foxconn Adversary Motion to Dismiss, which was subsequently amended on October 1, 2024. Nine of the Company's claims survived the motion to dismiss on the grounds that the Company pled viable claims against Foxconn and the claims were not subject to mandatory arbitration. The Court also dismissed two of the Company's claims in favor of arbitration. The order is presently being appealed by Foxconn. The Bankruptcy Court has stayed litigation of the claims that it ruled were not subject to arbitration pending that appeal. The Court also allowed that the two dismissed claims should proceed to arbitration. The Company is vigorously pursuing this litigation. Any net proceeds from the Foxconn Litigation may enhance the recoveries for holders of claims and equity interests of shareholders ("Interests"), as set forth in the Plan. However, no assurances can be provided as to the Company having sufficient resources to pursue the Foxconn Litigation, or the outcome or recoveries, if any. See Note 9 - Commitments and Contingencies - Foxconn Litigation for additional information.

Employees

As of March 31, 2025, the Company had no full-time employees. William Gallagher, the Company's Chief Executive Officer, is a principal of M3 Partners, LP ("M3 Partners"). M3 Partners served as the Equity Committee's financial consultant during the bankruptcy proceedings. Upon emergence from bankruptcy, the Company engaged M3 Partners to provide executive management and support services pursuant to the terms of an engagement agreement (the "Engagement Agreement"). Mr. Gallagher has been, and will remain, employed by M3 Partners and will provide his services pursuant to the Engagement Agreement.

Corporate History and Information

Lordstown Motors Corp., originally known as DiamondPeak Holdings Corp. ("DiamondPeak"), was incorporated in Delaware on November 13, 2018, as a blank check company for the purpose of effecting a business combination and completed its initial public offering in March 2019. On October 23, 2020 (the "Closing Date"), DiamondPeak consummated the merger pursuant to the Agreement and Plan of Merger, dated as of August 1, 2020 (the "Business Combination Agreement"), by and among DiamondPeak, DPL Merger Sub Corp. ("Merger Sub") and Lordstown Motors Corp. ("Legacy Lordstown" and now known as Lordstown EV Corporation), pursuant to which Merger Sub merged with and into Legacy Lordstown, with Legacy Lordstown surviving the merger as a wholly-owned subsidiary of DiamondPeak (the "Merger" and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). On the Closing Date, and in connection with the closing of the Business Combination, DiamondPeak changed its name to Lordstown Motors Corp. The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles ("GAAP"). Under this method of accounting, DiamondPeak was treated as the "acquired" company for financial reporting purposes. Operations prior to the Business Combination are those of Legacy Lordstown and the historical financial statements of Legacy Lordstown became the historical financial statements of the combined company, upon the consummation of the Business Combination. Upon the Effective Date, the Company changed its name to Nu Ride Inc. In connection with its emergence from bankruptcy, the Company relocated its headquarters from Lordstown, Ohio to New York, New York. The Company remains incorporated in Delaware.

The mailing address of our principal executive office is 1700 Broadway, 19th Floor, New York, New York 10019 c/o M3 Partners, L.P. Our telephone number is (212) 202-2200. Our website address is www.nurideinc.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this report.

Item 1A. Risk Factors.

You should carefully consider all of the risks described below, together with the other information contained in this report, including the financial statements. If any of the following risks occur, our business, financial condition or results of operations may be materially and adversely affected. The risk factors described below are not necessarily exhaustive and the Company's stockholders are encouraged to perform your own investigation with respect to us and our business.

Risks Related to our Business and Financial Condition

We currently have no revenues and limited operations and assets, which makes it difficult for us to evaluate our future business prospects and there is a risk we may eventually exhaust the capital resources we had when we emerged from bankruptcy.

We are a company with a limited operating history and very limited revenue prior to commencing the Chapter 11 Cases. Shortly after the Petition Date, we ceased production of the Endurance and new program development. On August 8, 2023, the Bankruptcy Court approved our procedures for conducting a comprehensive marketing and sale process for some, all, or substantially all of our operating assets. On September 29, 2023, we entered into the LandX Asset Purchase Agreement. As a result, we do not hold assets that are of the type that were previously used in our operations. We cannot provide assurances as to the value of our assets, including potential recoveries in the Foxconn litigation and other retained causes of action or our NOLs.

Further, we continue to maintain or develop relationships with vendors and other third parties, including those providing services that are integral to maintaining our financial, information technology and other systems used to operate. We may face higher costs and limited opportunities to establish favorable terms and conditions for these relationships in light of our financial condition and business prospects. This may further hinder our ability to maintain adequate financial, information technology and management processes, controls and procedures and pursue possible future business opportunities.

As the Company currently has limited operations and assets the value of which is uncertain, there is a risk that we will exhaust the assets we had when we emerged from bankruptcy. We have no significant income-generating assets and limited financial resources. We anticipate relying upon the allowed funds allocated by the Bankruptcy Court to sustain operating expenses, unless or until the consummation of a business combination or we are able to successfully prosecute claims and causes of action or secure additional funding, if at all. We cannot provide any assurance that we will identify a suitable business opportunity, consummate a business combination or that our choice of business combination will result in profitable operations, the ability to generate cash. Moreover, there can be no assurance that financing will be available to us on favorable terms and timing or at all.

Our only material assets are cash on hand, the claims asserted in the Foxconn Litigation, claims that the Company may have against other parties, and NOLs.

As a shell company (as defined in Rule 12b-2 of the Exchange Act), our only material assets are cash on hand and intangible assets, including the claims asserted in the Foxconn Litigation, claims the Company may have against other parties and NOLs. As of December 31, 2024, we had $29.5 million cash and cash equivalents and short-term investments, excluding restricted short-term investments. For the foreseeable future, our principal source of revenue and cash flow will be investment income from our investment portfolio, if any. We anticipate relying upon such liquid assets to sustain operating expenses, unless or until the consummation of a business combination or we are able to secure additional funding, if at all. We cannot provide any assurance of the timing or amount, if any, of proceeds received on account of our causes of action and claims, or that we will identify a suitable business opportunity, consummate a business combination or that our choice of business combination will result in profitable operations, the ability to generate cash or preserve the value of our NOLs. Moreover, there can be no assurance that financing will be available to us on favorable terms and timing or at all.

The Company's actual financial results following our emergence from bankruptcy is not comparable to the Company's historical financial information.

Due to the Company's actions to cut costs and preserve cash, the Chapter 11 Cases and consummation of the LandX Asset Purchase Agreement, the nature of our business activities upon emergence is materially different from those prior to filing the Chapter 11 Cases on June 27, 2023. We expect our operating losses to continue to be significant, as restructuring activities, operating expenses, the claims administration process, the Foxconn Litigation and other retained causes of action, among other activities, significantly impact our consolidated financial results. Pursuant to the terms of the Plan, which includes certain exceptions, the Claims Ombudsman will have the authority to settle, litigate or otherwise resolve general unsecured Claims against the Debtors. We cannot provide any assurances regarding what our total actual liabilities based on such claims will be, and our historical financial performance is not indicative of our financial performance after the Effective Date.

In particular, the amount and composition of our assets and liabilities is significantly different as a result of the Chapter 11 Cases, and the description of our operations, assets, liabilities, contingencies, liquidity and capital resources included in our periodic reports or in any filing we have made or may make with the Bankruptcy Court may not accurately reflect such matters following the Chapter 11 Cases or the value of our remaining assets and liquidity in light of the uncertainty of the estimates and assumptions used in the applicable reporting principles, and such values may be higher or lower as a result.

The composition of our Board of Directors has changed significantly.

Pursuant to the Plan, the composition of our Board of Directors changed significantly. Following our emergence from Chapter 11, our Board of Directors consists of five directors, none of whom had previously served on our Board of Directors. The new directors have different backgrounds, experiences and perspectives from those who previously served on our Board of Directors and thus may have different views on the issues that will determine our future.

We depend on the new Board of Directors and newly appointed management to continue navigating our emergence from the Chapter 11 Cases and contribute to our ability to realize future value of our remaining assets, and if we are unable to attract, retain, manage, and appropriately compensate our officers and Board of Directors, our ability to meet our financial reporting obligations, achieve our anticipated operating costs, and to realize value from our remaining assets and litigation claims could be adversely affected.

Our ability to realize the value of our remaining assets is based on the service of our new Board of Directors and newly appointed management. We may not be able to attract, appropriately compensate, incentivize or retain our new officers and the new Board. As of the Effective Date, the employment by the Company of our remaining executive officers and employees ended. Some of our former employees were, and others may be, subject to claims and risks of litigation for which indemnification may be uncertain. We may not be able to attract and retain the services of such individuals, who work for us on an at-will basis and will provide limited support after the Effective Date.

Following our emergence from the Chapter 11 Cases, our operations are limited. If we increase our operations in the future, we may need to hire and train additional personnel. If our Chief Executive Officer becomes unable or unwilling to continue providing his services to us, we might not be able to replace him in a timely manner, or at all, and if we are unable to attract, retain, manage, and appropriately compensate our officers and Board of Directors, our ability to meet our financial reporting obligations, achieve our anticipated operating costs, and to realize value from our remaining assets and litigation claims could be adversely affected.

We depend on the efforts of consultants and professional service providers to execute our business plan, operations and internal controls, and if we lose their services, our business may be severely disrupted.

We do not have any full-time employees and we have engaged third parties to perform the work needed to run and support our operations and meet our financial reporting requirements as a public company as well as other regulatory requirements. Our business operations depend on the efforts of consultants and professional service providers to execute our business plan, operations and internal controls, including all of our financial reporting and claims reconciliation. If our key consultants become unable or unwilling to continue providing their services to us, we might not be able to replace them in a timely manner, or at all. It is impossible to predict what, if any, errors, delays, breaches or system disruptions might occur as the result of changes in third party consultants or a reduced workforce. We may incur additional expenses to recruit and retain qualified replacements. As a result, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. Any failure of such third parties to work effectively and to execute our plans following emergence from the Chapter 11 Cases, including our efforts to realize value from our remaining assets including through resolving and pursuing litigation and other claims, could adversely affect the Company.

Our Board of Directors may change our business plan and strategy without stockholder approval, which could alter the nature of your investment.

Our Board of Directors is developing and reviewing its business plan and strategy for the Company and determining what is in the best interest of our stockholders. This business plan and strategy may change over time. The methods of implementing our business plan and strategy may vary, as trends emerge and opportunities develop. Our business plan and strategy, the methods for its implementation, and our other objectives, may be altered by our Board of Directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent.

The Company's ability to use some or all of its NOLs to offset future income or realize any potential value may be limited.

At December 31, 2024, the Company had approximately $1,087.6 million and $843.4 million of federal and state and local NOLs, respectively. The Company's ability to use some or all of these NOLs is subject to certain limitations. Under Section 382 of the Internal Revenue Code, if a corporation (or a consolidated group) undergoes an "ownership change," the use of its NOLs may be subject to certain limitations. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders (generally five percent shareholders, applying certain look-through and aggregation rules) increases by more than 50% over such shareholders' lowest percentage ownership during the testing period (generally three years).

The Company and its advisors conducted a preliminary analysis to determine if an ownership change has occurred since November 2020 and to determine if our other tax attributes are limited by Section 382 of the Internal Revenue Code, and believe an ownership change has not occurred. However, the Company has not completed or received a formal opinion from any authority confirming the preliminary analysis. Whether the Company underwent or will undergo an ownership change depends on the application of certain laws that are uncertain in several respects.

The Internal Revenue Service could challenge the amount, timing and/or use of our NOL carryforwards.

The amount of our NOL carryforwards has not been audited or otherwise validated by the Internal Revenue Service ("IRS"). Among other things, the IRS could challenge whether an ownership change has occurred since November 2020, as well as the amount, the timing and/or our use of our NOLs. Any such challenge, if successful, could significantly limit our ability to utilize a portion or all of our NOLs. In addition, calculating whether an ownership change has occurred within the meaning of Section 382 of the Code is subject to inherent uncertainty, both because of the complexity of applying Section 382 of the Code and because of limitations on a publicly-traded company's knowledge as to the ownership of, and transactions in, its securities. Therefore, the calculation of the amount of our utilizable NOL carryforwards could be changed as a result of a successful challenge by the IRS or as a result of new information about the ownership of, and transactions in, our securities. If the IRS successfully asserts that the Company did undergo, or the Company otherwise does undergo, an ownership change, the limitation on its NOLs under Section 382 of the Internal Revenue Code would likely have a material adverse effect on the value of the Company's stock and its ability to consummate a business combination.

We are or may be subject to risks associated with business combinations, strategic alliances, joint ventures, or acquisitions.

In the future, the Company expects to investigate and, if such investigation warrants, enter into a business combination, acquire a target company or business or enter into strategic alliances, including joint ventures, minority equity investments or other transactions and arrangements with one or more third parties seeking the perceived advantages of being a publicly traded corporation. These business opportunities may be complex and could subject us to a number of risks. The time and costs required to select and evaluate a target business and to structure and complete a business combination cannot presently be ascertained. We may not have sufficient resources to consummate a business combination. It is also impossible to predict the manner in which the Company may participate in a business opportunity. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex. There can be no assurance that an attractive business opportunity will be identified, be available on acceptable terms, that financing will be available to consummate any transaction or that it would result in profitable operations, generation of cash flow, or preserve the value of our NOLs.

Our public shareholders may not be afforded an opportunity to vote on a proposed business combination.

We may choose not to hold a shareholder vote to approve a business combination if the business combination would not require shareholder approval under applicable law or stock exchange listing requirement. For instance, if we were seeking to acquire a target business where the consideration we were paying in the transaction was all cash, we would typically not be required to seek shareholder approval to complete such a transaction. Except as required by applicable law or stock exchange requirement, the decision as to whether we will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval.

Despite having emerged from bankruptcy, we continue to be subject to the risks and uncertainties associated with residual Chapter 11 bankruptcy proceedings.

We emerged from Chapter 11 bankruptcy on March 14, 2024. However, we may be subject to residual risks and uncertainties associated with Chapter 11 bankruptcy proceedings. The ultimate impact of events that occurred during, or that may occur subsequent to, the Chapter 11 Cases will have on our business, financial condition and results of operations cannot be accurately predicted or quantified. We cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations going forward.

Cyber incidents or attacks directed at us or disruptions to our information systems could result in information theft, data corruption, operational disruption, financial loss and/or reputational damage.

The risk of a security breach, incident, compromise, or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Though we do not anticipate collecting or storing any significant confidential information related to customers, consumers, employees or vendors, we may be at increased risk of disruptions, cyberattacks or security breaches. We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. Since emerging from bankruptcy, our operations have been limited to resolving substantial litigation, claims reconciliation and financial reporting. Therefore, we have not adopted any cybersecurity risk management program or formal processes for assessing risk, which may make us susceptible to heightened cybersecurity risks. We also depend on third parties to provide certain services, and any sophisticated and deliberate attacks on, or security breaches in, systems or infrastructure that we utilize, including those of third parties, could lead to the corruption or misappropriation of our information. Because we expect to continue to rely on third parties, we will also depend upon the personnel and the processes of third parties to protect against cybersecurity threats, and we will have no personnel or processes of our own for this purpose. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. In addition, because we have not adopted any cybersecurity risk management program or formal processes for assessing risk, we may be susceptible to heightened cybersecurity risks. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss and damage to our reputation.

Risks Relating to Claims, Regulation and External Events

The expenses and awards, if any, attributable to the Foxconn Litigation is uncertain, and no assurances can be provided that our claims against Foxconn will be successful or that we will recover any damages as a result thereof.

On June 27, 2023, the Company filed the Foxconn Litigation against Foxconn in the Bankruptcy Court seeking relief for contractual breaches and fraudulent and tortious actions that the Company believes were committed by Foxconn, which have caused substantial harm to our operations and prospects and significant damages. The Foxconn Litigation involves allegations of wrongful conduct by Foxconn, which induced the Company to enter into a series of agreements, including the Agreement in Principle, the Foxconn APA, the CMA and the Investment Agreement. Pursuant to the Plan, the Foxconn Litigation and other causes of action were preserved and continue. No assurances can be provided that our claims against Foxconn will be successful or that we will recover any damages as a result thereof or that Foxconn will not assert counterclaims. Furthermore, the Company will incur significant costs to pursue the Foxconn Litigation and no assurances can be provided as to the Company having sufficient resources to pursue the Foxconn Litigation, the outcome or recoveries, if any. See Note 9 - Commitments and Contingencies - Foxconn Litigation for additional information.

Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of the Foxconn Litigation. An unfavorable outcome could have a material adverse effect on our business, financial condition and results of operations. Regardless of the outcome of the Foxconn Litigation, it is likely to result in substantial expenses and require us to devote substantial resources, including management's time, to it. No assurances can be provided as to the Company having sufficient resources to pursue the Foxconn Litigation, the outcome or the timing or amount of recoveries, if any.

We face risks and uncertainties related to ongoing and potential future litigation and claims, as well as regulatory actions and government investigations and inquiries, for which we will continue to incur significant legal costs and may be subject to significant uninsured losses.

Pursuant to the terms of the Plan, a significant amount of our cash on hand is being used to settle outstanding claims against the Company, including litigation claims. We are and have been subject to extensive litigation, including securities class action litigation, shareholder derivative suits, a stockholder class action, and an SEC investigation, among other disputes. However, we, or our indemnified directors and officers, may be subject to additional litigation and claims in connection with the Chapter 11 Cases or for claims that were not discharged in the Chapter 11 Cases that may be asserted after our emergence from bankruptcy and that may be currently unknown to us and for which we do not have the resources to adequately defend or dispute such claims, including, but not limited to those proofs of claim filed as unliquidated. We may in the future be subject to, or become a party to, additional litigation, claims, regulatory actions, and government investigations and inquiries, as we may be subject to claims by customers, suppliers, vendors, contractors, competitors, government agencies, stockholders or other parties regarding our products, development, accidents, advertising, securities, contract and corporate matter disputes, intellectual property infringement matters and employee claims against us based on, among other things, discrimination, harassment, wrongful termination, disability or violation of wage and labor laws. These proceedings and incidents include claims for which we have no or limited insurance coverage. The Company has potential indemnification obligations with respect to the current and former directors named in various lawsuits that have been or may be filed, which obligations may not be covered by the Company's applicable directors' and officers' insurance. See Note 9 - Commitments and Contingencies.

These claims have diverted and may in the future divert our financial and management resources that would otherwise be used to benefit our operations, increased our insurance costs and caused reputational harm. We have already incurred, and expect to continue to incur, significant legal expenses in defending against any claims not discharged in the Chapter 11 Cases. Further, the ongoing expense of lawsuits, investigations and any substantial settlement payment by us or damages award enforceable against us could have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows and adversely affect our ability to successfully realize value for our remaining assets.

We cannot provide any assurances as to what our total actual liabilities will be based on any such unliquidated or additional claims, and we cannot predict the future costs with respect to any additional claims that were not discharged in the Chapter 11 Cases. If our actual liabilities or the costs associated with defending any such claims exceeds amounts reserved by us, it could have a material adverse effect on our financial condition, results of operations and prospects.

We have streamlined our operations following our emergence from the Chapter 11 Cases but legal expenses may remain high.

Following our emergence from the Chapter 11 Cases, the Company expects to incur significant legal expenses to pursue retained causes of action. However, the Company has taken and may continue to take measures to further streamline its operations and seek to reduce its general and administrative expenses, which may include, among other things, reducing or no longer maintaining insurance coverage, scaling back our information technology systems and reducing our management infrastructure. Implementing these measures may adversely impact the Company's operations and increase liability exposure and our susceptibility to other risks inherent to operating the Company with significantly limited resources and personnel.

Changes in our operations following our emergence from bankruptcy have reduced our need to maintain insurance coverage at previous levels or to carry certain insurance policies, which could make us subject to potential losses and unexpected liabilities if there were to be a material loss or an adverse judgment or settlement in any one or more of our ongoing legal matters that are not insured which could significantly exceed our ability to pay, which could have a material adverse effect on the Company.

Changes in our operations following our emergence from bankruptcy have reduced our need to maintain insurance coverage at previous levels or to carry certain insurance policies. We have, and may continue to seek to reduce or eliminate our insurance coverage or certain policies in the future. The Company currently carries directors' and officers' insurance. Beyond this coverage, we do not maintain any insurance coverage due to our limited operations and the cost of insurance or insurers being unwilling to provide coverage at all. Insurance we presently have may expire and we may not be able to obtain replacement policies or such policies may require substantially higher cost or have materially lower coverage amounts, or both. If we reduce or no longer maintain insurance coverage, we may be subject to potential losses and unexpected liabilities, and if we are not able to obtain replacement coverage, the lack of such insurance could have a material adverse effect on the Company if there were to be a material loss.

Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments and potential actions by third parties. Legal fees and costs of litigation or an adverse judgment or settlement in any one or more of our ongoing legal matters that are not insured could significantly exceed our ability to pay. This would have a material adverse effect on our financial position and results of operations.

The amount of allowed claims could exceed our estimates, which could have a material adverse effect on our financial condition, results of operations and prospects.

The Company is subject to significant contingent liabilities, including the settled Ohio Securities Class Action in which the Company is to distribute up to $7 million to stockholders when received, in accordance with the terms of that settlement. See Note 9 - Commitments and Contingencies for additional information. Although we intend to pay all allowed claims, including general unsecured claims, in full with interest as provided by the Plan, there can be no assurance that the Claims Reserve, our other assets, or our remaining cash will be sufficient to do so given the uncertainties and risks of the claims dispute and settlement process. If the amount of allowed claims exceeds our estimates, this could have a material adverse effect on our financial condition, results of operations and prospects.

Changes in laws or regulations, or a failure to comply with any laws and regulations, or any litigation that we may be subject to or involved in may adversely affect our business, prospects and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time-consuming and costly.

Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, prospects and results of operations. It is difficult to predict what impact, if any, changes in federal laws and policies will have on our business and industry or the economy as a whole. The failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We are subject to risks related to health epidemics and pandemics, and natural and man-made disasters, which have and may in the future adversely affect our business and financial condition.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing effects of the COVID-19 pandemic, as well as natural disasters, such as earthquakes, floods, snowstorms, typhoon, or fires, and the occurrence of geopolitical events such as war, terrorism, civil unrest, political instability, environmental or climatic factors. The effects and potential effects of such events, including, but not limited to, their impacts on general economic conditions, trade and financing markets and continuity in business operations, create significant uncertainty.

Risks Related to Our Securities and Being a Public Company

Our Class A common stock trades on an over-the-counter market.

On August 6, 2023, our Class A common stock was delisted from Nasdaq. Our Class A common stock currently trades on the OTC Pink Marketplace under the symbol "NRDE", which is currently the only trading market for our Class A common stock, which subjects the Company and our stockholders to certain significant risks including:

- limited availability of market quotations for our securities;
- reduced liquidity for our securities;
- limited amount of news and analyst coverage or no coverage at all;
- decreased ability to issue additional securities or obtain additional financing in the future; and
- our securities are no longer "covered securities" under the National Securities Markets Improvement Act of 1996, and therefore subject to regulation in each state in which we offer securities.

We can provide no assurance that our Class A common stock will continue to trade on this market or any other market, whether broker-dealers will continue to provide public quotes of our Class A common stock on this market, whether the trading volume of our Class A common stock will be sufficient to provide for an efficient trading market or whether quotes for our Class A common stock will continue on this market in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell our Class A common stock. The ability of our investors to access the capital markets may be severely limited or eliminated. Furthermore, because of the limited market and generally low volume of trading in our Class A common stock, the price of our Class A common stock is likely to be volatile.

Trading in our Class A common stock is highly speculative and poses substantial risks.

Our capital structure upon our emergence from bankruptcy remained the same as the capital structure upon filing the Chapter 11 Cases, with our shares Class A common stock, warrants to purchase Class A common stock and Preferred Stock remaining outstanding. Existing holders of our Class A common stock may find that their shares have little or no value and the exercise price of outstanding warrants is significantly above the current market price of our Class A common stock. Any trading in our Class A common stock may be very limited.

The value that may be available to our various stakeholders, including our creditors and stockholders, is uncertain and our ability to generate value for stakeholders, if any, will be subject to risks and uncertainties, including, among others, those described elsewhere in this report and subsequent filings that we make with the SEC. Accordingly, the Company urges extreme caution with respect to existing and future investments in its Class A common stock.

In order to protect our ability to utilize our NOLs, our charter includes certain transfer restrictions with respect to our stock, which may limit the liquidity of our Class A common stock.

To reduce the risk of a potential adverse effect on our ability to use our NOLs for U.S. Federal income tax purposes, our charter contains, subject to certain exceptions, restrictions with respect to our stock involving any person or group of persons that is or as a result of such a transaction would become a substantial stockholder (i.e., would beneficially own, directly or indirectly, 4.5% of all issued and outstanding shares of Class A common stock). Any transferee receiving shares of Class A common stock or Preferred Stock that would result in a violation of such restrictions will not be recognized as a stockholder of the Company or entitled to any rights of shareholders, including, without limitation, the right to vote and to receive dividends or distributions, whether liquidating or otherwise, in each case, with respect to the shares of stock causing the violation. The NOL restrictions may adversely affect the ability of certain holders of our Class A common stock to dispose of or acquire shares of our Class A common stock and may have an adverse impact on the liquidity of our stock generally.

Our Preferred Stock ranks senior to our Class A common stock, which may adversely affect holders of our Class A common stock.

We have issued Preferred Stock to Foxconn that ranks senior to our Class A common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up, accrues dividends and is convertible into Class A common stock and provides associated corporate governance rights and rights with respect to subsequent transactions, which may adversely affect and/or limit the influence of holders of our Class A common stock.

The Preferred Stock liquidation preference amount is equal to approximately $30 million, plus accrued dividends of approximately $5.5 million as of December 31, 2024. Pursuant to the Plan, the Preferred Stock remains outstanding and its rights with respect to its preferred equity, including with respect to any liquidation preference which has or may become due, are unimpaired. We would vigorously oppose any assertion of Foxconn's entitlement to receive the liquidation preference, but if we are unsuccessful, it could have a material adverse impact on our financial condition, results of operations and prospects.

As long as Foxconn, subject to the outcome of the Foxconn Litigation, or another party or concentrated group owns or controls a significant percentage of our Preferred Stock or outstanding voting power, they have the ability to have a significant influence on our actions and operation of the Board and to influence certain corporate actions requiring stockholder approval, including the election of directors, any amendment of our charter and the approval of significant corporate transactions. On a pro forma basis, after giving effect to the conversion of its Preferred Stock and accrued dividends (but not the exercise of the Foxconn Warrants as they are currently substantially out of the money), Foxconn would hold shares of Class A common stock representing approximately 7% of our outstanding Class A common stock as of December 31, 2024. This concentration of voting power and other rights could have the effect of delaying or preventing a change of control or changes in management and would make the approval of certain transactions difficult or impossible without the support of these significant stockholders. Any of the foregoing could impact our ability to run our business and may adversely affect the influence of the holders and market price of our Class A common stock.

We may issue additional shares of preferred stock or additional shares of Class A common stock, and sales of a substantial number of additional shares of our securities would dilute the interest of our stockholders and could cause the price of our Class A common stock to decline.

Our charter provides for 462 million authorized shares of capital stock, consisting of (i) 450 million shares of Class A common stock and (ii) 12 million shares of preferred stock, of which 1 million shares has been designated as Series A Convertible Preferred Stock.

To raise capital, we may seek to sell additional shares of Class A common stock, preferred stock, convertible securities or other equity or equity-linked securities in one or more transactions. Such securities may be offered at a price per share that is less than the price per share paid by our current stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. Any such issuance:

- may significantly dilute the equity interest of our then-current stockholders;
- may subordinate the rights of holders of shares of Class A common stock if one or more classes of preferred stock are created, and such preferred shares are issued, with rights senior to those afforded to our Class A common stock;
- may have covenants that restrict our financial and operating flexibility;
- could cause a change of control if a substantial number of shares of Class A common stock are issued, which may affect, among other things, our ability to use our NOLs, if any, and could result in the resignation or removal of our present officers and directors; and
- may adversely affect the prevailing market price for our Class A common stock.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our charter and bylaws and Delaware law contain provisions that could delay or prevent a change in control of us. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. In addition to the matters identified in the risk factors above relating to the provisions of our charter, these provisions include:

- a classified board of directors with three-year staggered terms;

- limitations in our charter on acquisitions and dispositions of our Class A common stock designed to protect our NOLs and certain other tax attributes; and
- authorization for blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock.

These and other provisions in our charter and bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of common stock and result in the market price of the common stock being lower than it would be without these provisions.

We remain obligated to continue our SEC reporting, however our ability to meet these obligations timely or at all may be limited.

We remain required to file periodic reports with the SEC following our emergence from Chapter 11. Further, continuing such filings facilitates trading of our Class A common stock, which currently trades on the OTC Pink Marketplace under the symbol "NRDE." If we are unable to meet these obligations timely or at all, the amount of publicly available information concerning us and our Class A common stock may decrease substantially, which may limit the ability of our stockholders to sell their shares of Class A common stock, and the liquidity and trading prices of our Class A common stock could be further negatively impacted.

Failure to maintain an effective internal control over financial reporting may cause our investors to lose confidence in our financial and other reports.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the combined company file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. If we cannot effectively maintain our controls and procedures, we could suffer material misstatements in our financial statements and other information it reports which would likely cause investors to lose confidence. This lack of confidence could lead to a decline in the trading price of our common stock.

Rule 144 will not be available for the resale of our Class A common stock.

Rule 144(i) provides that Rule 144 is not available for the resale of securities initially issued by an issuer that is a shell company as defined under Rule 144. As a shell company, the holders of our securities may not rely on Rule 144, a safe harbor on which holders of restricted securities may rely to resell securities, to resell their securities without registration or until we are no longer identified as a shell company under Rule 144. This will likely make it more difficult for investors to resell our Class A common stock.

Securities or industry analysts will likely not publish research or reports about us, and the price and trading volume of our Class A common stock could be impaired as a result.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not anticipate any analyst coverage, which will limit our visibility in the financial markets and could impair our stock price or trading volume.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Since emerging from bankruptcy, our operations have been limited to resolving substantial litigation, claims reconciliation and financial reporting. Therefore, we have not adopted any cybersecurity risk management program or formal processes for assessing risk, which may make us susceptible to heightened cybersecurity risks. We also depend on third parties to provide certain services, and any sophisticated and deliberate attacks on, or security breaches in, systems or infrastructure that we utilize, including those of third parties, could lead to the corruption or misappropriation of our information, though we do not anticipate collecting or storing any significant confidential information related to customers, consumers, employees, or vendors. Because we expect to continue to rely on third parties, we will also depend upon the personnel and the processes of third parties to protect against cybersecurity threats, and we will have no personnel or processes of our own for this purpose. Our Board is generally responsible for the oversight of risks from cybersecurity threats. In the event of a cybersecurity incident impacting us, our management team will inform our Board of Directors of the details of such incident as well as the measures taken in response to such incident. There can be no assurance that we will have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

Item 2. Properties

The Company does not own any properties. The Company leased space in Lordstown, Ohio from Foxconn under a lease agreement pursuant to which Lordstown EV had leased space for Lordstown EV's Ohio-based employees (the "Lease Agreement"), and under two leases in Farmington Hills, Michigan and one lease in Irvine, California. The Lease Agreement, one of the Farmington Hills leases, and the Irvine lease were terminated on December 31, 2023, as part of the Chapter 11 Cases. The other lease in Farmington Hills was cancelled by its terms on October 31, 2023.

Item 3. Legal Proceedings

For a description of our legal proceedings, see Note 9 - Commitments and Contingencies of the notes to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's Class A common stock began trading exclusively on the over-the-counter market on July 7, 2023 under the symbol "RIDEQ." On March 14, 2024, upon the Company's emergence from Chapter 11 bankruptcy proceedings, the ticker symbol changed to "NRDE". Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders

As of March 24, 2025, the shares of Class A common stock issued and outstanding were held of record by approximately 52 holders, which number does not include beneficial owners holding our Class A common stock through nominee names.

Dividend Policy

We have not paid any cash dividends on the Class A common stock to date and are prohibited from paying cash dividends with respect to the Class A common stock until we have paid in full any dividends that have accrued with respect to the Preferred Stock. We may retain future earnings, if any, for future operations and expansion and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur or securities that we issue.

Recent Sales of Unregistered Equity Securities

On May 13, 2024, each of the Company's directors was granted 52,747 restricted stock units that vest in quarterly increments through January 30, 2027 (the "RSU Awards"). Each restricted stock unit represents a contingent right to receive one share of the Company's Class A common stock. The issuance of the RSU Awards was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Purchase of Equity Securities

We did not purchase any of our equity securities during the period covered by this Annual Report.

Item 6. [Reserved]

Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and notes. Forward-looking statements in this MD&A are not guarantees of future performance and may involve risks and uncertainties that could cause actual results to differ materially from those projected. Refer to the "Cautionary Note Regarding Forward-Looking Statements" and Part I Item 1A. Risk Factors for a discussion of these risks and uncertainties, including without limitation, with respect to the Chapter 11 Cases, our emergence from bankruptcy and our liquidity, capital resources and financial condition.

On June 27, 2023, Lordstown Motors Corp. and its subsidiaries commenced voluntary proceedings under chapter 11 (the "Chapter 11 Cases") of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 1, 2023, we filed with the Bankruptcy Court a plan of reorganization and related disclosure statement (as amended from time to time, the "Proposed Plan"). On November 1, 2023, the Bankruptcy Court entered the Disclosure Statement Order and, thereafter, we solicited votes from their creditors and shareholders for approval of the Proposed Plan. On January 31, 2024, we filed the as-approved Proposed Plan with the Bankruptcy Court. On March 5, 2024, the Bankruptcy Court entered a confirmation order confirming the Proposed Plan (as confirmed, the "Plan"). Following the entry of the confirmation order and all conditions to effectiveness of the Plan being satisfied, we emerged from bankruptcy on March 14, 2024 under the name "Nu Ride Inc."

The Bankruptcy Court established October 10, 2023, as the general bar date for all creditors (except governmental entities) to file their proofs of claim or interest, and December 26, 2023, as the bar date for all governmental entities, which was extended until January 5, 2024, in the case of the SEC. The deadline to assert rejection damage claims and administrative expense claims has passed.

Upon emergence: (i) the Foxconn Litigation and other retained causes of action of the Company were preserved and may be prosecuted; (ii) claims filed in the bankruptcy will continue to be resolved pursuant to the claims resolution process with allowed claims being treated in accordance with the Plan; (iii) distributions to holders of allowed claims and allowed Interests will be made subject to the provisions of the Plan of Reorganization, and (iv) we will continue to conduct business and may enter into transactions, including business combinations, or otherwise, that could permit the Company an opportunity to create value, including through use of the NOLs.

Upon emergence, a new Board of Directors was appointed pursuant to the Plan and all remaining full-time employees, including the Company's pre-emergence executive officers, were terminated. The Board of Directors oversees and directs the administration of the Company's operations, in accordance with the Plan and the Company's charter and by-laws. Some former employees continue to provide services to the Company as consultants. Our Chief Executive Officer, who is the sole executive officer, was elected by the new Board of Directors in accordance with the Plan, as of the date we emerged from bankruptcy.

Our primary operations during the year ended December 31, 2024 have consisted of actions and related expenditures associated with completing the Chapter 11 Cases and emerging from bankruptcy, resolving substantial litigation, claims reconciliation, financial reporting and regulatory compliance. Our assets consist of cash, cash equivalents, short-term investments, and restricted short-term investments. Additional potential assets, such as the Foxconn Litigation claims, claims the Company may have against other parties, and NOLs, are not reflected in the financial statements.

In light of our emergence from bankruptcy on March 14, 2024, our results for the year ended December 31, 2024, reflect the accounting assumptions and treatment caused by the Chapter 11 Cases and the Plan and may not be representative of our operations and results going forward. See Part I - Item 1A. Risk Factors for further discussion of the risks associated with our emergence from bankruptcy, our liquidity, capital resources and financial condition, and the use of estimates and resulting uncertainty in establishing our presented financial results, among other risks.

Results of Operations

Comparison of the year ended December 31, 2024 to December 31, 2023

	(in thousands)	
	For the year ended December 31, 2024	**For the year ended December 31, 2023**
Net sales	$ —	$ 2,340
Cost of sales	—	91,550
Operating (income) expenses		
Selling, general and administrative expenses	12,903	54,413
Research and development expenses	—	33,343
Legal settlement and litigation benefit, net	(6,033)	—
Reorganization items	4,022	31,206
Impairment of property, plant, & equipment and intangibles	—	140,726
Total operating expense, net	$ 10,892	$ 259,688
Loss from operations	(10,892)	(348,898)
Other income (expense):		
Loss on sale of assets	—	(916)
Other (expenses) income, net	(251)	123
Realized gain on debt securities available for sale	257	—
Investment and interest income	2,750	6,625
Loss before income taxes	$ (8,136)	$ (343,066)
Income tax expense (benefit)	—	—
Net loss	(8,136)	(343,066)
Less accrued preferred stock dividend	2,700	2,494
Net loss attributable to common shareholders	$ (10,836)	$ (345,560)

As a result of filing for Chapter 11 bankruptcy protection in June 2023 and the significant events that have transpired since then, the period-over-period comparisons of our results of operations are not indicative of consistent underlying business operations.

Net Sales and Cost of Sales

Upon emergence from bankruptcy as a shell company, there were no sales or cost of sales for the year ended December 31, 2024. The Company completed homologation and testing and received required certifications enabling sales to begin in the fourth quarter of 2022. As a result of the Chapter 11 Cases, production of the Endurance ended in June 2023. A total of 35 vehicles were sold in the first nine months of 2023.

Cost of sales totaled $91.6 million for the year ended December 31, 2023, consisting of $7.6 million in costs associated with producing the Endurance, including direct materials net of an adjustment to inventory to reflect its NRV, product warranty accruals and other costs related to selling and delivering the vehicles. The Company recorded $54.3 million in manufacturing depreciation, a $25.8 million charge to reduce the carrying value of inventory to NRV, and a $4.1 million reserve for potential claims from suppliers regarding costs incurred or otherwise that may be owed as a result of the bankruptcy claim reconciliation process.

See Note 2 - Summary of Significant Accounting Policies and Note 4 - Property, Plant and Equipment and Assets Held for Sale regarding depreciation and inventory charges.

Selling, General and Administrative Expense

Selling, general, and administrative expenses ("SG&A") totaled $12.9 million for the year ended December 31, 2024 compared to $54.4 million for the year ended December 31, 2023. With the Chapter 11 Cases commencing in June 2023, the composition of the Company's SG&A expense is not comparable on a year-over-year basis.

SG&A for the year ended December 31, 2024 consisted primarily of $9.3 million in personnel and professional fees, inclusive of $3.4 million in accelerated stock compensation expense, insurance premium amortization of $3.1 million, as well as bad debt expense of $0.5 million.

SG&A for the year ended December 31, 2023 consisted primarily of $23.6 million in personnel and professional fees, $8.1 million in non-reorganization related legal fees and expenses, net litigation settlement related expense of $11.8 million, insurance premium amortization of $5.9 million and sales, marketing and overhead costs of $5.0 million. As part of the bankruptcy proceedings, the Debtors received authorization from the Bankruptcy Court to repurchase all vehicles that were in the possession of our customers. We have repurchased all but two of the vehicles that we sold. The vehicles were sold to an automobile recycling company in 2023. The buyer agreed to dismantle the vehicles and sell them for parts or scrap. The repurchase of the vehicles and related reversal of the accrued warranty accrual was recognized in SG&A, as a net bankruptcy claim settlement credit of approximately $0.5 million.

Research and Development Expense

As a result of the actions taken in connection with the Chapter 11 Cases, there were no research and development ("R&D") expenses for the year ended December 31, 2024.

For the year ended December 31, 2023, R&D costs consisted primarily of $24.4 million in personnel costs, $3.2 million in outside engineering and consulting services, and $4.5 million in prototype components and other engineering costs incurred prior to our filing for Chapter 11 bankruptcy protection.

Legal settlement and litigation benefit, net

Legal settlement and litigation benefit, net totaling $6.0 million represents adjustments to accrued liabilities subject to compromise from claims as a result of the final settlement of claims. Given that claims began to be settled in 2024, no legal settlement and litigation benefit, net was recorded for the year ended December 31, 2023.

Reorganization Items

Reorganization items represent the expenses directly and incrementally resulting from the Chapter 11 Cases filed on June 27, 2023. For the year ended December 31, 2024, reorganization items consisted of $3.1 million in legal fees and $0.9 million in consulting fees. The reorganization items include costs incurred by us as well as those incurred by the official Unsecured Creditors Committee and official Equity Committee, for which we are responsible.

For the year ended December 31, 2023, reorganization items consisted of $16.2 million in legal fees, $7.3 million in consulting fees and $7.7 million in potential bankruptcy claims and settlements.

Impairment of property, plant, and equipment, prepaid expenses, and other intangibles

As of December 31, 2023, property, plant and equipment and other intangibles were reviewed for potential impairment for recoverability. In prior periods, fair value of the Company's property, plant, and equipment was derived from the Company's enterprise value at the time of impairment as the Company believed it represented the most appropriate fair value of the asset group in accordance with accounting guidance. In light of the Chapter 11 Cases, the Company valued its property, plant and equipment based on its estimate of residual and salvage values, resulting in an impairment charge of $134.7 million for the year ended December 31, 2023. See Note 4 - Property, Plant and Equipment and Assets Held For Sale for additional details regarding our impairment. Additionally, for the year ended December 31, 2023, the Company recognized an impairment of $6.0 million related to other intangible assets.

No such impairment charges were incurred for the year ended December 31, 2024.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $23.1 million, short-term investments of approximately $6.4 million, excluding restricted short-term investments of approximately $23.4 million, an accumulated deficit of $1.2 billion at December 31, 2024, and a net loss of $8.1 million for the year ended December 31, 2024.

Our liquidity and ability to continue as a going concern is dependent upon, among other things: (i) the resolution of significant contingent and other claims, liabilities (see Note 9 - Commitments and Contingencies) and (ii) the outcome of our efforts to realize value, if any, from the Company's retained causes of action, including the Foxconn Litigation, and other remaining assets.

We have incurred significant professional fees and other costs in connection with preparation for and prosecution of the Chapter 11 Cases and expect to continue to incur significant professional fees and costs. In addition, we are subject to significant contingent unliquidated liabilities, the full scope of which is uncertain at this time (see Note 9 - Commitments and Contingencies). Furthermore, under the Plan, we are conducting a process to reconcile the claims asserted that has resulted in approximately $23.4 million of the Company's short-term investments being restricted for settling outstanding claims against the Company, including litigation and indemnification claims. Pursuant to the Bankruptcy Code, the Company is first required to pay all administrative claims in full. Under the Plan, the Company established an escrow for the payment of certain professional fees incurred in connection with the Chapter 11 Cases ("Professional Fee Escrow"), which was fully paid out as of September 30, 2024. The Professional Fee Escrow was established based upon estimates and assumptions as of the date the Company emerged from bankruptcy. The Plan also required the Company to establish a $45 million reserve for allowed and disputed claims of general unsecured creditors (the "Claims Reserve"), including interest (although there can be no assurance the Company will be able to pay such claims in full, with interest). As of December 31, 2024, $22.6 million was included in short-term investments, which represents the initial Claims Reserve of $45 million, less $22.4 million which was released from the Claims Reserve related to the claims reconciliation process including $13.8 million of payments to creditors in connection with the Plan and $8.6 million released from the Claims Reserve as a result of claim settlements that were less than the Claims Reserve. Pursuant to the Plan (which includes certain exceptions), upon emergence (i) the Claims Ombudsman was appointed to oversee the administration of claims asserted against the Company by general unsecured creditors and (ii) a trustee was appointed to oversee the litigation claims held by the trust, which may be funded with certain retained causes of action of the Company, as determined by the Board. Holders of certain unsecured claims are expected to be entitled to receive post-petition interest on their claim amount as of the later of the date the claim was due to be paid, or the petition date. Therefore, if the claims resolution process takes longer than anticipated, the total liability to settle claims will increase to reflect the increased interest expense.

The amount of the Claims Reserve is subject to change and could increase materially if amounts paid in respect of unliquidated claims are greater than anticipated. The Claims Reserve is adjusted downward as payments are made for allowed claims, and may also be adjusted downward as claims are resolved or otherwise as a result of the claims resolution process. There is also risk of additional litigation and claims that may be asserted after the Chapter 11 Cases against the Company or its indemnified directors and officers that may be known or unknown and the Company may not have the resources to adequately defend or dispute such claims due to the Chapter 11 Cases. The Company cannot provide any assurances as to what the Company's total actual liabilities will be based on any such claims. To the extent that the Claims Reserve is insufficient to pay general unsecured creditors in full with interest, such deficiency will be payable from certain other assets of the Company, as set forth in the Plan.

Our assets consist of cash and cash equivalents, short-term investments, the Foxconn Litigation claims, claims the Company may have against other parties and NOLs.

See Risk Factors under Part I - Item 1A above for further discussion of the risks associated with our limited capital resources and loss exposures, among other risks.

Summary of Cash Flows

The following table provides a summary of the Company's cash flow data for the period indicated:

	Year ended December 31, 2024		Year ended December 31, 2023	
Net cash used in operating activities	$	(35,077)	$	(137,166)
Net cash (used in) provided by investing activities	$	(28,818)	$	102,904
Net cash used in financing activities	$	(106)	$	—

Net Cash Used in Operating Activities

Net cash used in operating activities decreased by $102.1 million for the year ended December 31, 2024 compared to 2023. The decrease of cash used in operating activities, was principally due to the cessation of operations as a result of the Chapter 11 Cases. The Company's net loss, as adjusted to reconcile cash used by operating activities was $343.1 million for the year ended December 31, 2023, compared to $8.1 million for same period of 2024. The net loss, as adjusted to reconcile cash used by operating activities for the year ended December 31, 2023 included non-cash impairment charges of $140.7 million, $24.1 million related to the write down of inventory and prepaid inventory, $0.9 million for the loss on disposal of fixed assets, $7.4 million of stock-based compensation, and $54.4 million in depreciation of property, plant and equipment and intangible assets, partially offset by $2.2 million of other non-cash charges. The $35.1 million of cash used in operating activities for the year ended December 31, 2024 was comprised of the $8.1 million net loss for the period, a $34.9 million increase in accounts payable and accrued expenses, and $0.3 million realized gain on debt securities available for sale, partially offset by stock-based compensation of $3.5 million and a decrease in prepaid expenses of $4.7 million.

Net Cash (Used in) Provided by Investing Activities

Cash used for investing activities was $28.8 million for the year ended December 31, 2024 compared to cash provided by investing activities of $102.9 million for the year ended December 31, 2023. The increase of cash used in investing activities included $38.8 million in the purchase of short-term investments, offset by $10.0 million in maturities of short-term investments for the year ended December 31, 2024. Investing activities for the year ended December 31, 2023, included $134.2 million in maturities of short-term investments, offset by $32.1 million in purchases of short-term investments and $10.2 million in purchases of property, plant, and equipment.

Net Cash Used in Financing Activities

For the year ended December 31, 2024, financing activities were limited to tax withholding payments related to net-settled restricted stock compensation associated with the Company's 2020 Plan. The Company did not engage in any financing activities during the year ended December 31, 2023.

Off-Balance Sheet Arrangements

The Company has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2024. The Company does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. The Company has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Estimates

Liabilities Subject to Compromise

Since filing the Chapter 11 Cases, the Company has operated as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. In the accompanying Balance Sheet, the "Liabilities subject to compromise" line is reflective of expected allowed claim amounts in accordance with ASC 852-10 and are subject to change materially based on the proceedings and continued consideration of claims that may be modified, allowed, or disallowed. Refer to Note 9 - Commitments and Contingencies for further detail.

Recent Accounting Standards

See Note 2 - Summary of Significant Accounting Policies to the consolidated Financial Statements for more information about recent accounting pronouncements, the timing of their adoption, and management's assessment, to the extent they have made one, of their potential impact on the Company's financial condition and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

On December 31, 2024, we had cash, cash equivalents, short-term investments, and restricted short-term investments of approximately $52.8 million. We believe that a 10 basis point change in interest rates is reasonably possible in the near term. Based on our current level of investment, an increase or decrease of 10 basis points in interest rates would not have a material impact to our cash balances.

Item 8. Financial Statements and Supplementary Data

Nu Ride Inc.
f/k/a Lordstown Motors Corp.

INDEX TO FINANCIAL STATEMENTS

<p style="text-align:center;">**Report of Independent Registered Public Accounting Firm**</p>

Shareholders and Board of Directors

Nu Ride, Inc.

New York, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Nu Ride, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

(Signed BDO USA, P.C.)

We have served as the Company's auditor since 2024.

Detroit, MI

March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Nu Ride, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Nu Ride Inc. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for Segment Reporting as of January 1, 2024 due to the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor from 2020 to 2024.

San Francisco, CA

February 28, 2024, except as it relates to the adoption of Topic 280 as described in Note 2, as to which the date is March 28, 2025

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Consolidated Balance Sheets

(in thousands except for per share data)

		December 31, 2024		December 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	23,095	$	87,096
Short-term investments		6,371		—
Short-term investments, restricted		23,370		—
Prepaid insurance		208		2,825
Other current assets		139		2,218
Total current assets	$	53,183	$	92,139
Other noncurrent assets		—		30
Total assets	**$**	**53,183**	**$**	**92,169**
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	136	$	933
Accrued legal and professional		721		12,815
Accrued expenses and other current liabilities		207		1,650
Total current liabilities	$	1,064	$	15,398
Liabilities subject to compromise		9,884		30,467
Total liabilities	$	10,948	$	45,865
Commitments and contingencies (Note 9):				
Mezzanine equity				
Series A Convertible Preferred stock, $0.0001 par value, 12,000,000 shares authorized; 300,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023	$	35,455	$	32,755
Stockholders' equity				
Class A common stock, $0.0001 par value, 450,000,000 shares authorized; 16,211,365 and 15,953,212 shares issued, 16,096,296 and 15,953,212 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	$	24	$	24
Additional paid in capital		1,184,505		1,183,804
Accumulated other comprehensive income		666		—
Accumulated deficit		(1,178,415)		(1,170,279)
Total stockholders' equity	$	6,780	$	13,549
Total liabilities, mezzanine equity and stockholders' equity	**$**	**53,183**	**$**	**92,169**

The accompanying notes are an integral part of these consolidated financial statements.

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Consolidated Statements of Operations and Comprehensive Loss

(in thousands except for per share data)

	For the year ended December 31, 2024	For the year ended December 31, 2023
Net sales	$ —	$ 2,340
Cost of sales	—	91,550
Operating (income) expenses:		
Selling, general and administrative expenses	12,903	54,413
Research and development expenses	—	33,343
Legal settlement and litigation benefit, net	(6,033)	—
Reorganization items	4,022	31,206
Impairment of property, plant, & equipment and intangibles	—	140,726
Total operating expense, net	$ 10,892	$ 259,688
Loss from operations	$ (10,892)	$ (348,898)
Other income (expense):		
Loss on sale of assets	—	(916)
Other (expenses) income, net	(251)	123
Realized gain on debt securities available for sale	257	—
Investment and interest income	2,750	6,625
Loss before income taxes	$ (8,136)	$ (343,066)
Income tax expense (benefit)	—	—
Net loss	(8,136)	(343,066)
Less accrued preferred stock dividend	2,700	2,494
Net loss attributable to common shareholders	$ (10,836)	$ (345,560)
Other comprehensive income:		
Unrealized gain on debt securities available for sale	666	—
Total comprehensive loss	$ (10,170)	$ (345,560)
Net loss per share attributable to common shareholders		
Basic and diluted	$ (0.67)	$ (21.67)
Weighted-average number of common shares outstanding		
Basic and diluted	16,067	15,945

The accompanying notes are an integral part of these consolidated financial statements.

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Consolidated Statement of Changes in Stockholders' Equity

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2023	300	$ 30,261	15,928	$ 24	$ 1,178,960	$ (827,213)	$ —	$ 351,771
Restricted stock vesting	—	—	25	—	(65)	—	—	(65)
Stock-based compensation	—	—	—	—	7,403	—	—	7,403
Accrual of Series A Convertible Preferred Stock dividends	—	2,494	—	—	(2,494)	—	—	(2,494)
Net loss	—	—	—	—	—	(343,066)	—	(343,066)
Balance at December 31, 2023	300	32,755	15,953	$ 24	1,183,804	(1,170,279)	$ —	13,549
Restricted stock vesting	—	—	143	—	(106)	—	—	(106)
Stock-based compensation	—	—	—	—	3,507	—	—	3,507
Accrual of Series A Convertible Preferred Stock dividends	—	2,700	—	—	(2,700)	—	—	(2,700)
Unrealized gain on available for sale debt securities	—	—	—	—	—	—	666	666
Net loss	—	—	—	—	—	(8,136)	—	(8,136)
Balance at December 31, 2024	300	$ 35,455	16,096	$ 24	$ 1,184,505	$ (1,178,415)	$ 666	$ 6,780

The accompanying notes are an integral part of these consolidated financial statements.

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31, 2024		Year ended December 31, 2023	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(8,136)	$	(343,066)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		3,507		7,403
Realized gain on debt securities available for sale		(257)		—
Loss on disposal of fixed assets		—		916
Impairment of property plant and equipment and intangible assets		—		140,726
Depreciation of property plant and equipment		—		54,407
Write down of inventory and prepaid inventory		—		24,105
Other non-cash changes		—		(2,183)
Change in operating assets and liabilities:				
Accounts receivables		—		204
Inventory		—		(10,537)
Prepaid insurance and other assets		4,726		15,742
Accounts payable		(797)		(11,942)
Accrued legal and professional		(12,094)		—
Accrued expenses and other current liabilities and liabilities subject to compromise		(22,026)		(12,941)
Net cash used in operating activities	$	(35,077)	$	(137,166)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property plant and equipment	$	—	$	(10,152)
Purchase of short-term investments		(38,818)		(32,147)
Maturities of short-term investments		10,000		134,203
Proceeds from the sale of fixed assets		—		11,000
Net cash (used in) provided by investing activities	$	(28,818)	$	102,904
CASH FLOWS FROM FINANCING ACTIVITIES:				
Tax withholding payments related to net settled restricted stock compensation	$	(106)	$	—
Net cash used in financing activities	$	(106)	$	—
Cash and cash equivalents:				
Net change during the period	$	(64,001)	$	(34,262)
Balance, beginning of period		87,096		121,358
Balance, end of period	$	23,095	$	87,096
Supplemental cash flow information:				
Cash paid for interest, net of amounts capitalized	$	—	$	—
Cash paid for income taxes	$	—	$	—
Cash paid for reorganization items	$	30,620	$	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Description of Business

Overview

On June 27, 2023, Lordstown Motors Corp., a Delaware corporation, together with its subsidiaries ("Lordstown," the "Company," or the "Debtors"), filed voluntary petitions for relief (the "Chapter 11 Cases") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

In connection with the Chapter 11 Cases, the Company ceased production and sales of its flagship vehicle, the Endurance, and new program development. Furthermore, the Company continued its cost-cutting actions that included significant personnel reductions. On September 29, 2023, the Company entered into the LandX Asset Purchase Agreement (as defined below) to sell specified assets related to the design, production and sale of electric light duty vehicles focused on the commercial fleet market free and clear of liens, claims, encumbrances, and other interests. The purchaser assumed certain specified liabilities of the Company for a total purchase price of $10.2 million in cash in a transaction that closed on October 27, 2023 (discussed below under "Sale of Certain Assets to LandX"). The Company's remaining assets following the closing of the LandX Asset Purchase Agreement consist largely of cash on hand, the claims asserted in the Foxconn Litigation (as defined below), claims that the Company may have against other parties, as well as net operating loss ("NOL") carryforwards and other tax attributes.

Upon emergence from bankruptcy, the near-term operations of the Company consist of (a) claims administration under the Second Modified First Amended Joint Plan of Lordstown Motors Corp. and Its Affiliated Debtors (the "Plan"), (b) addressing the Foxconn Litigation, (c) prosecuting, pursuing, compromising, settling, or otherwise disposing of other retained causes of action, (d) defending the Company against any counterclaims and (e) filing Exchange Act reports and satisfying other regulatory requirements.

In the future, the Company may explore potential business opportunities, including strategic alternatives or business combinations. No assurances can be made that the Company will be successful in prosecuting any claim or cause of action or that any strategic alternative or business combination will be identified and/or would result in profitable operations or the ability to preserve any value from the NOLs. The Company anticipates that the prosecution of claims and causes of action and the evaluation and pursuit of potential strategic alternatives will be costly, complex, and risky. As of the date of this report, the Company has neither entered into a definitive agreement with any party, nor has the Company engaged in any specific discussions with any potential business combination candidate regarding business opportunities.

Unless the context indicates otherwise, all shares of the Company's Class A common stock are presented after giving effect to the 1:15 reverse stock split of the outstanding Class A common stock, which became effective on May 24, 2023.

Sale of Certain Assets to LandX

On September 29, 2023, the Company entered into an Asset Purchase Agreement (the "LandX Asset Purchase Agreement") with LAS Capital LLC and Mr. Stephen S. Burns, an individual, as guarantor of certain obligations of LAS Capital under the LandX Asset Purchase Agreement. The LandX Asset Purchase Agreement was assigned to LAS Capital's affiliate, LandX Motors Inc., a Delaware corporation (the assignee and "Purchaser") and approved by the Bankruptcy Court on October 18, 2023. The closing of the transactions contemplated by the LandX Asset Purchase Agreement occurred on October 27, 2023, at which time the Purchaser acquired certain assets held for sale related to the design, production and sale of electric light duty vehicles focused on the commercial fleet market free and clear of liens, claims, encumbrances, and other interests, and assumed certain specified liabilities for a total purchase price of $10.2 million in cash. Upon consummation of the sale, the Company's investment banker became entitled to a transaction fee of $2.0 million after crediting certain other fees. The transaction fee was paid in January 2024, with no further amounts payable.

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Notes to Consolidated Financial Statements

Emergence From Bankruptcy

On September 1, 2023, the Debtors filed a Joint Plan of Lordstown Motors Corp. and Its Affiliated Debtors and a related proposed disclosure statement, which were amended and modified on each of October 24, 2023, October 29, 2023, and October 30, 2023. On January 31, 2024, the Debtors filed the Plan. The modifications to the Plan since the previously filed version incorporated, among other things, a settlement (the "Ohio Securities Litigation Settlement") of claims against the Debtors and certain directors and officers of the Debtors that were serving in such roles as of December 12, 2023, asserted in, or on the same or similar basis as those claims asserted in, the securities class action captioned In re Lordstown Motors Corp. Securities Litigation (the "Ohio Securities Litigation"). The Plan also included, as a condition to confirmation of the Plan, that the SEC approve an offer of settlement submitted by the Debtors to resolve the SEC Claim (as defined below).

On March 5, 2024, the Bankruptcy Court entered a confirmation order confirming the Plan. Following the entry of the confirmation order and all conditions to effectiveness of the Plan being satisfied, the Debtors emerged from bankruptcy on March 14, 2024 under the name "Nu Ride Inc." Upon emergence, the SEC Claim was deemed withdrawn pursuant to the terms of the settlement with the SEC and the confirmation order. Upon emergence, a new Board of Directors was appointed pursuant to the Plan and all remaining full-time employees, including the Company's pre-emergence executive officers, were terminated. Some of those employees continue to provide services to the Company as consultants. The Company's Chief Executive Officer, who is its sole executive officer, was elected by the new Board of Directors in accordance with the Plan, as of the Company's emergence.

Foxconn Litigation

On June 27, 2023, the Company commenced an adversary proceeding against Foxconn (the "Foxconn Litigation") in the Bankruptcy Court seeking relief for fraudulent and tortious conduct as well as breaches of the Investment Agreement (as defined below) and other agreements, the parties' joint venture agreement, the Foxconn APA (as defined below), and the CMA (as defined below) that the Company believes were committed by Foxconn. As set forth in the complaint relating to the adversary proceeding, the Company believes Foxconn's actions have caused substantial harm to the Company's operations and prospects and caused significant damages.

On September 29, 2023, Foxconn filed a motion to dismiss all counts of the Foxconn Litigation and brief in support of the same (the "Foxconn Adversary Motion to Dismiss"), asserting that all of the Company's claims are subject to binding arbitration provisions and that the Company has failed to state a claim for relief. The Company believes that the Foxconn Adversary Motion to Dismiss is without merit and, on November 6, 2023, the Company filed an opposition to Foxconn's Adversary Motion to Dismiss. Foxconn filed a reply in support of the Foxconn Adversary Motion to Dismiss on November 30, 2023. On December 7, 2023, the Company and its equity committee (the "Equity Committee") filed a notice of completion of briefing, which provided that the briefing of the Foxconn Adversary Motion to Dismiss has been completed and such motion is ready for disposition.

On August 1, 2024, the Bankruptcy Court entered an opinion and order partially denying and partially granting the Foxconn Adversary Motion to Dismiss, which was subsequently amended on October 1, 2024. Nine of the Company's claims survived the motion to dismiss on the grounds that the Company pled viable claims against Foxconn and the claims were not subject to mandatory arbitration. The Court also dismissed two of the Company's claims in favor of arbitration. The order is presently being appealed by Foxconn. The Bankruptcy Court has stayed litigation of the claims that it ruled were not subject to arbitration pending that appeal. The Court also allowed that the two dismissed claims should proceed to arbitration. The Company is vigorously pursuing this litigation. Any net proceeds from the Foxconn Litigation may enhance the recoveries for holders of claims and equity interests of shareholders ("Interests"), as set forth in the Plan. However, no assurances can be provided as to the Company having sufficient resources to pursue the Foxconn Litigation, the outcome or recoveries, if any.

See Note 9 - Commitments and Contingencies - Foxconn Litigation for additional information.

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Notes to Consolidated Financial Statements

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiary. All intercompany accounts and transactions are eliminated upon consolidation.

Liquidity

The Company had cash and cash equivalents of approximately $23.1 million, short-term investments of approximately $6.4 million, excluding restricted short-term investments of approximately $23.4 million, an accumulated deficit of $1.2 billion at December 31, 2024, and a net loss of $8.1 million for the year ended December 31, 2024.

The Company's liquidity and ability to continue as a going concern is dependent upon, among other things: (i) the resolution of significant contingent and other claims, liabilities and (ii) the outcome of the Company's efforts to realize value, if any, from its retained causes of action, including the Foxconn Litigation, and other remaining assets. The Company intends to explore potential business opportunities, including strategic alternatives or business combinations, including those that would preserve the value of the Company's NOLs.

Based on the foregoing, management believes that the Company will have sufficient working capital to meet its needs through the date one year from this filing. Over this time period, the Company will be using its restricted short-term investments to pay for settled claims and both its cash and cash equivalents and unrestricted short-term investments for paying existing accrued expenses and legal and consulting fees expected to be incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in Financial Statement Preparation

The preparation of consolidated financial statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions that affect the reported amounts in the consolidated financial statements, and related disclosures in the accompanying notes to the financial statements. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of changes are reflected in the consolidated financial statements in the period they are determined to be necessary. The Chapter 11 Cases may result in ongoing, additional changes in facts and circumstances that may cause the Company's estimates and assumptions to change, potentially materially. The Company undertakes no obligation to update or revise any of the disclosures, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Fresh Start Accounting

Upon emergence from bankruptcy, the Company assessed the requirements of fresh start accounting as required in Accounting Standards Codification 852: *Reorganizations* ("ASC 852"). Based on the Company's assessment, management concluded that the Company does not qualify for fresh start accounting under ASC 852 upon emergence from bankruptcy. Management's conclusion was based on the fact that the total of all post-petition liabilities and reserve for allowed claims did not exceed the reorganization value, and the holders of existing voting shares immediately prior to confirmation did not lose control of the entity, as defined as receiving less than 50% of the emerging entity's voting shares. Accordingly, the Company continued to apply GAAP in the ongoing preparation of its financial statements post emergence.

Segment Information

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker ("CODM") in deciding resource allocation and assessing performance. The Company has determined that its CODM is its Chief Executive Officer.

The Company operates as one operating segment with a focus on (a) claims administration under its Plan, (b) prosecuting, pursuing, compromising, settling, or otherwise disposing of litigation and other retained causes of action including the Foxconn litigation, (c) defending the Company against any counterclaims, (d) maintaining and managing the NOL and (e) filing SEC required reports and satisfying other regulatory requirements.

The Company's CODM manages and allocates resources to the operations of the Company on a consolidated basis. This enables the CODM to assess the Company's overall level of available resources and determine how best to deploy these resources in line with the Company's long-term company-wide strategic goals. Given the Company does not currently generate revenue, the CODM assesses performance of the Company's single segment and allocation of resources based on consolidated net loss as well as total selling, general, and administrative expenses. The CODM utilizes these metrics in order to assess the Company's cash burn. Total net loss as well as selling, general, and administrative expenses are used to monitor budget versus actual results.

Significant segment expenses are consistent with those presented on the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the consolidated balance sheets as total assets.

Cash, Cash Equivalents, Short-term Investments, and Restricted Short-term Investments

Cash includes cash equivalents which are highly liquid investments that are readily convertible to cash. The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. The Company maintains its cash in bank deposit and securities accounts that exceed federally insured limits. The Company has not experienced significant losses in such accounts and management believes it is not exposed to material credit risk.

The Company's short-term investments consist of U.S. treasury notes and bills and U.S. government and prime asset money market funds. The short-term investments are accounted for as available-for-sale securities. The market risk related to these investments is insignificant given that the short-term investments held are highly liquid investment-grade fixed-income securities. The Company records changes in allowance for expected credit loss in other income (expense). There has been no allowance for expected credit losses recorded during any of the periods presented. See Note 3 for further information.

Restricted short-term investments balances represent the cash reserves as required by the Plan that have been invested in short-term available for sale securities, which consist primarily of U.S. treasury notes and bills and U.S. government and prime asset money market funds. Under the Plan, the Company established an escrow for the payment of certain professional fees incurred in connection with the Chapter 11 Cases ("Professional Fee Escrow"). The Professional Fee Escrow was established based upon estimates and assumptions as of the date the Company emerged from bankruptcy. Therefore, the actual obligations may be more or less than the amount escrowed. To the extent the Professional Fee Escrow is insufficient, the Company will be required to use its available unrestricted cash to settle its obligations. In the event the Professional Fee Escrow exceeds the Company's obligations, funds will be returned to the Company and become unrestricted. The obligations were fully paid in August 2024 and the remainder of the Professional Fee Escrow was released from restriction. The Plan also required the Company to establish a $45 million reserve for allowed and disputed claims of general unsecured creditors (the "Claims Reserve"), including interest (although there can be no assurance the Company will be able to pay such claims in full, with interest). As of December 31, 2024, $22.6 million was included in restricted short-term investments, which represents the initial Claims Reserve of $45 million, less $22.4 million which was released from the Claims Reserve related to the claims reconciliation process.

Liabilities Subject to Compromise

In the accompanying consolidated balance sheets, the "Liabilities subject to compromise" line is reflective of expected allowed claim amounts in accordance with ASC 852-10 and are subject to change materially based on the continued consideration of claims that may be modified, allowed, or disallowed. Refer to Note 9 - Commitments and Contingencies for further detail.

Inventory and Inventory Valuation

Substantially all the Company's inventory was specific to the production of the Endurance. The Company ceased production of the Endurance in June 2023. All of our Endurance inventory was sold pursuant to closing the LandX Asset Purchase Agreement in the fourth quarter of 2023.

The Company's inventory was stated at the lower of cost or net realizable value ("NRV"). In addition to the NRV analysis, the Company recognized an excess inventory reserve to adjust for inventory quantities that were in excess of anticipated Endurance production, which totaled $24.1 million for the year ended December 31, 2023. NRV and excess inventory charges are recorded within Cost of Sales in the Company's Consolidated Statement of Operations. No such charges were recognized for the year ended December 31, 2024.

Property, Plant and Equipment

Property, plant and equipment were stated at cost less accumulated depreciation and impairment charges. Depreciation was computed using the straight-line method over the estimated useful lives and residual values of the related assets. Maintenance and repair expenditures were expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life.

Substantially all our property, plant and equipment were sold pursuant to closing the LandX Asset Purchase Agreement in the fourth quarter of 2023.

Valuation of Long-Lived and Intangible Assets

Long-lived assets, including intangible assets, were reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Asset impairment calculations required us to apply judgment in estimating asset group fair values and future cash flows, including periods of operation, projections of product pricing, production levels, product costs, market supply and demand, inflation, projected capital spending and, specifically for fixed assets acquired, assigned useful lives, residual values, functional obsolescence, asset condition and discount rates. When performing impairment tests, we estimated the fair values of the assets using management's best assumptions, which we believe would be consistent with the assumptions that a hypothetical marketplace participant would use. Estimates and assumptions used in these tests are evaluated and updated as appropriate. The assessment of whether an asset group should be classified as held and used or held for sale requires us to apply judgment in estimating the probable timing of the sale, and in testing for impairment loss, judgment is required in estimating the net proceeds from the sale. Actual asset impairment losses could vary considerably from estimated impairment losses if actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge.

For assets to be held and used, including identifiable intangible assets and long-lived assets subject to amortization, we initiated our review whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The recoverability of a long-lived asset subject to amortization is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment recognized was measured by the amount by which the carrying amount of the asset exceeded its fair value. Significant management judgment is required in this process.

The Company recognized an impairment charge of $140.7 million for the year ended December 31, 2023. No such charge was recognized for the year ended December 31, 2024.

Warrants

The Company accounted for the warrants it has issued in accordance with the guidance contained in Accounting Standards Codification 815: *Derivatives and Hedging* ("ASC 815") 815-40-15-7D and 7F under which the warrants did not meet the criteria for equity treatment and were recorded as liabilities at their fair value at each reporting period. Any change in fair value was recognized in the statement of operations. As a result of the Chapter 11 Cases, the fair value of the Company's warrants was deemed to be zero and adjusted accordingly during the year ended December 31, 2023. The fair value of the Company's warrants is currently deemed to be zero as of December 31, 2024.

Revenue Recognition

For the year ended December 31, 2023, revenue was recognized when control of a promised good or service was transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for the good or service. Our performance obligations were satisfied at a point in time. The Company recognized revenue when the customer confirmed acceptance of vehicle possession. Costs related to shipping and handling activities are a part of fulfillment costs and are therefore recognized under cost of sales. The Company's sales are final and do not have a right of return clause. There were limited instances of sales incentives offered to fleet management companies. The incentives offered were of an immaterial amount per vehicle, and there were no sales incentives recognized during the year ended December 31, 2023.

The Company did not offer financing options therefore there is no impact on the collectability of revenue.

As a result of the Chapter 11 Cases, the Debtors received authorization from the Bankruptcy Court to repurchase all vehicles that were in the possession of our customers. The Company has repurchased all but two of the vehicles that we sold. The repurchase of the vehicles was recognized in SG&A during the year ended December 31, 2023 as a bankruptcy claim settlement.

The Company did not generate any revenue from operations during the year ended December 31, 2024.

Product Warranty

The estimated costs related to product warranties were accrued at the time products were sold and are charged to cost of sales which included our best estimate of the projected costs to repair or replace items under warranties and recalls if identified. As a result of the Chapter 11 Cases, the Debtors received authorization from the Bankruptcy Court to repurchase all vehicles that were in the possession of our customers. The Company has repurchased all but two of the vehicles that we sold. The balance of the Company's outstanding warranty accrual as of the date of purchase was recognized in SG&A, as an offset to the bankruptcy claim settlement expense, during the year ended December 31, 2023.

No product warranties existed for the Company during the year ended December 31, 2024.

Research and Development Costs

For the year ended December 31, 2023, the Company expensed research and development costs as they were incurred. Research and development costs consisted primarily of personnel costs for engineering, testing and manufacturing costs, along with expenditures for prototype manufacturing, testing, validation, certification, contract and other professional services and costs.

The Company did not incur any research and development costs during the year ended December 31, 2024.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, *Accounting for Stock-Based Compensation* ("ASC Topic 718"), which establishes a fair value-based method of accounting for stock-based compensation plans. In accordance with ASC Topic 718, the cost of stock-based awards issued to employees and non-employees over the awards vesting period is measured on the grant date based on the fair value. For options, the fair value is determined using the Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, expected option life and risk-free interest rate. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period. Further, pursuant to ASU 2016-09 - Compensation - Stock Compensation (Topic 718), the Company has elected to account for forfeitures as they occur. See Note 7 - Stock Based Compensation.

Reorganization Items

Reorganization items of $4.0 million for the year ended December 31, 2024 represent the expenses directly and incrementally resulting from the Chapter 11 Cases and are separately reported as Reorganization items in the consolidated statements of operations and comprehensive loss.

Nu Ride Inc.
f/k/a Lordstown Motors Corp.
Notes to Consolidated Financial Statements

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, *Income Taxes* (ASC Topic 740). Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC Topic 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Reclassifications

Certain reclassifications have been made in the presentation of the prior period balance sheet related to prepaid expenses, prepaid insurance, and other current assets as well as to the prior period statement of cash flows related to accrued legal and professional and accrued expenses and other liabilities to conform with the December 31, 2024 presentation.

Recently Issued Accounting Standards Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment's profit or loss. The update also requires all annual disclosures about a reportable segment's profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. The Company adopted ASU 2023-07 beginning January 1, 2024 and determined there was no material impact on its financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*. This ASU requires that reporting entities disclose specific categories in the effective tax rate reconciliation as well as information about income taxes paid. The authoritative guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the effect of this new guidance on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*. This ASU requires public business entities to provide disclosure of additional information about certain identified costs and expenses on both an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40); Clarifying the Effective Date.* This ASU provided clarification regarding the effective dates of annual and interim disclosure requirements presented in ASU 2024-03. Upon consideration of the clarification in ASU 2025-01, the guidance in ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the effect of this new guidance on the Company's consolidated financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The Company follows the accounting guidance in ASC Topic 820, *Fair Value Measurements* (ASC Topic 820) for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes when inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value.

As of December 31, 2023, the Company had no short-term investments. As of December 31, 2024, the Company had short-term investments which were U.S. treasury bills and notes that are classified as Level I. The valuation inputs for the short-term investments are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets.

Simultaneously with the closing of the Initial Public Offering, the Sponsor and the anchor investor purchased warrants (the "Private Placement Warrants"), which will expire on October 23, 2025. In connection with the Foxconn Transactions and the closing of the Asset Purchase Agreement, the Company issued warrants to Foxconn that are exercisable until May 11, 2025 (the "Foxconn Warrants").

As of December 31, 2024 and 2023, following the Reverse Stock Split, the Company had 0.113 million Foxconn Warrants with an exercise price of $157.50 and 0.153 million Private Placement Warrants with a strike price of $172.50. The fair value of the Foxconn Warrants was $0.3 million at issuance. The Private Placement Warrants and the Foxconn Warrants were classified as a liability with any changes in the fair value recognized immediately in our consolidated statements of operations and comprehensive loss. As a result of the Chapter 11 Cases, the fair value of the Company's warrants was deemed to be zero and adjusted accordingly during the year ended December 31, 2023.

The following tables summarizes the valuation of our financial instruments (in thousands):

	Total		Quoted prices in active markets (Level 1)		Prices with observable inputs (Level 2)		Prices with unobservable inputs (Level 3)
December 31, 2024							
Cash and cash equivalents	$	23,095	$	23,095	$	—	$ —
United States government treasury bills		29,741		29,741		—	—

	Total		Quoted prices in active markets (Level 1)		Prices with observable inputs (Level 2)		Prices with unobservable inputs (Level 3)
December 31, 2023							
Cash and cash equivalents	$	87,096	$	87,096	$	—	$ —

The following table summarizes the amortized cost and fair value of available-for-sale securities (in thousands):

	Amortized cost basis		Aggregate fair value		Allowance for credit losses		Unrealized Gains (Losses)		Maturity Date Range
December 31, 2024									
United States government treasury bills	$	29,751	$	29,741	$	—	$	666	February 15, 2025 – May 15, 2025

Non-Recurring Fair Value Measurements

At December 31, 2023, the Company had assets held for sale that were adjusted to their fair value as the carrying value exceeded the estimated fair value. There was no further impairment loss related to the valuation of assets held for sale for the year ended December 31, 2024. However, for the year ended December 31, 2023, the Company recognized an impairment charge of $140.7 million to adjust the carrying value of its right of use assets. The categorization of the framework used to value the assets is Level 3 given the significant unobservable inputs used to determine fair value. Refer to Note 4 - Property, Plant and Equipment and Assets Held for Sale for further detail.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT AND ASSETS HELD FOR SALE

The Company determined that its property, plant, and equipment represent one asset group which is the lowest level for which identifiable cash flows are available. Historically, fair value of the Company's property, plant, and equipment was derived from the Company's enterprise value at the time of impairment as the Company believed it represented the most appropriate fair value of the asset group in accordance with accounting guidance. In light of the Chapter 11 Cases, as discussed above, the Company valued its property, plant and equipment based on their estimated residual value as of June 30, 2023, which was estimated at zero. As a result, the Company recognized property, plant and equipment impairment and right of use asset impairment charges of $133.5 million and $1.3 million, respectively, during the year ended December 31, 2023. Accordingly, there was no property, plant and equipment or assets held for sale impairment charge recognized for the year ended December 31, 2024.

NOTE 5 - SERIES A CONVERTIBLE PREFERRED STOCK

On November 7, 2022, the Company issued 0.3 million shares of Preferred Stock for $100 per share to Foxconn, resulting in gross proceeds of $30 million.

In addition, following the parties' agreement to the EV Program (as defined in the Investment Agreement) budget and the EV Program milestones and satisfaction of those EV Program milestones and other conditions set forth in the Investment Agreement, Foxconn was to purchase in two tranches, a total of 0.7 million additional shares of Preferred Stock at a purchase price of $100 per share for aggregate proceeds of $70 million. The first tranche was to be in an amount equal to 0.3 million shares for an aggregate purchase price of $30 million; the second tranche was to be in an amount equal to 0.4 million shares for an aggregate purchase price of $40 million. The parties agreed to use commercially reasonable efforts to agree upon the EV Program budget and EV Program milestones no later than May 7, 2023.

The completion of the Subsequent Preferred Funding would have provided critical liquidity for the Company's operations. Since April 21, 2023, Foxconn has disputed its obligations under the Investment Agreement to consummate the Subsequent Common Closing and to use necessary efforts to agree upon the EV Program budget and EV Program milestones to facilitate the Subsequent Preferred Funding (each as defined in the Investment Agreement). Foxconn initially asserted that the Company was in breach of the Investment Agreement due to the Company's previously disclosed receipt of the Nasdaq Notice regarding the Bid Price Requirement. As previously disclosed, Foxconn purported to terminate the Investment Agreement if that purported breach was not cured within 30 days.

The Company continues to believe that the breach allegations by Foxconn are without merit, and that Foxconn was obligated to complete the Subsequent Common Closing on or before May 8, 2023. Despite the Company taking action to satisfy the Bid Price Requirement as of June 7, 2023, and discussions between the parties to seek a resolution regarding the Investment Agreement, Foxconn did not proceed with the Subsequent Common Closing or any Subsequent Preferred Funding. As a result of Foxconn's actions, the Company was deprived of critical funding necessary for its operations.

On June 27, 2023, the Company filed its Chapter 11 Cases and on that same date the Company commenced the Foxconn Litigation in the Bankruptcy Court seeking relief for fraudulent and tortious conduct as well as breaches of the Investment Agreement and other agreements, the parties' joint venture agreement, the Foxconn APA, and the CMA that the Company believes were committed by Foxconn. As set forth in the complaint relating to the adversary proceeding, Foxconn's actions have caused substantial harm to the Company's operations and prospects and significant damages. See Note 9 – Commitments and Contingencies for additional information. The Foxconn Litigation is Adversary Case No. 23-50414. The descriptions herein with respect to the Preferred Stock and any rights thereunder do not account for the potential effects of the Chapter 11 Cases or the Foxconn Litigation on the Preferred Stock or any rights thereunder. The Company reserves all claims, defenses, and rights with respect to the Chapter 11 Cases, the Foxconn Litigation, the Preferred Stock, and any treatment of Preferred Stock or other interests held by Foxconn or any other party and the descriptions below do not account for the impact of any relief should it be granted.

The Preferred Stock, with respect to dividend rights, rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Company and redemption rights, ranks: (a) on a parity basis with each other class or series of any equity interests ("Capital Stock") of the Company now or hereafter existing, the terms of which expressly provide that such class or series ranks on a parity basis with the Preferred Stock as to such matters (such Capital Stock, "Parity Stock"); (b) junior to each other class or series of Capital Stock of the Company now or hereafter existing, the terms of which expressly provide that such class or series ranks senior to the Preferred Stock as to such matters (such Capital Stock, "Senior Stock"); and (c) senior to the Class A common stock and each other class or series of Capital Stock of the Company now or hereafter existing, the terms of which do not expressly provide that such class or series ranks on a parity basis with, or senior to, the Preferred Stock as to such matters (such Capital Stock, "Junior Stock"). While Foxconn's beneficial ownership of our Class A common stock meets the 25% Ownership Requirement (defined below), Parity Stock and Senior Stock can only be issued with Foxconn's consent.

The Certificate of Designation provides that, in the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of Preferred Stock are entitled, out of assets legally available therefor, before any distribution or payment to the holders of any Junior Stock, and subject to the rights of the holders of any Senior Stock or Parity Stock and the rights of the Company's existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Preferred Stock equal to the greater of (1) the sum of $100 per share plus the accrued unpaid dividends with respect to such share, and (2) the amount the holder would have received had it converted such share into Class A common stock immediately prior to the date of such event.

All holders of shares of Preferred Stock are entitled to vote with the holders of Class A common stock on all matters submitted to a vote of stockholders of the Company as a single class with each share of Preferred Stock entitled to a number of votes equal to the number of shares of Class A common stock into which such share could then be converted; provided, that no holder of shares of Preferred Stock will be entitled to vote to the extent that such holder would have the right to a number of votes in respect of such holder's shares of Class A common stock, Preferred Stock or other capital stock that would exceed the limitations set forth in clauses (i) and (ii) of the definition of Ownership Limitations.

The Certificate of Designation provides that, commencing on November 7, 2023 (the "Conversion Right Date"), and subject to the Ownership Limitations, the Preferred Stock became convertible at the option of the holder into a number of shares of Class A common stock obtained by dividing the sum of the liquidation preference (i.e., $100 per share) and all accrued but unpaid dividends with respect to such share as of the applicable conversion date by the conversion price as of the applicable conversion date. The conversion price currently is $29.04 per share and it is subject to customary adjustments. At any time following the third anniversary of the date of issuance, the Company can cause the Preferred Stock to be converted if the volume-weighted average price of the Class A common stock exceeds 200% of the Conversion Price for a period of at least twenty trading days in any period of thirty consecutive trading days. Foxconn's ability to convert is limited by clauses (i) and (ii) of the definition of the Ownership Limitations.

Upon a change of control (as defined in the Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock filed by the Company with the Secretary of State of the State of Delaware (the "Certificate of Designations")), Foxconn can cause the Company to purchase any or all of its Preferred Stock at a purchase price equal to the greater of its liquidation preference (including any unpaid accrued dividends) and the amount of cash and other property that it would have received had it converted its Preferred Stock prior to the change of control transaction (the "Change of Control Put").

The terms of the Company's Preferred Stock do not specify an unconditional obligation of the Company to redeem the Preferred Stock on a specific or determinable date, or upon an event certain to occur. The Company notes the existence of the Change of Control Put. However, the ability to execute this put right is contingent on the occurrence of the change of control event, which is not a known or determinable event at time of issuance. Therefore, the Preferred Stock is not considered to be mandatorily redeemable. The conversion of the Preferred Stock is based on fixed conversion price rather than a fixed conversion amount. The value of the Preferred Stock obligation would not vary based on something other than the fair value of the Company's equity shares or change inversely in relation to the fair value of the Company's equity shares. Based on these factors, Preferred Stock does not require classification as a liability in accordance with the provisions in ASC 480 "Distinguishing Liabilities from Equity".

The Preferred Stock is not redeemable at a fixed or determinable date or at the option of the holder. However, the Preferred Stock does include the Change of Control Put, which could allow the holder to redeem the Preferred Stock upon the occurrence of an event. As the Company cannot assert control over any potential event which would qualify as a change of control, the event is not considered to be solely within the control of the issuer, and would require classification in temporary equity (as per ASC 480-10-S99-3A(4)). Accordingly, the Preferred Stock is classified as temporary equity and is separated from permanent equity on the Company's Balance Sheet.

The Company believes that the transaction price associated with the sale of the Preferred Stock to Foxconn was representative of fair value and serves as the basis for initial measurement. The Preferred Stock issued by the Company accrues dividends at the rate of 8% per annum whether or not declared and/or paid by the Company (cumulative dividends). In addition, the dividends will compound on a quarterly basis (upon each Preferred Dividend Payment Date (as defined in the Certificate of Designations)) to the extent they are not paid by the Company. The Company records the dividends (effective PIK dividends) as they are earned, based on the fair value of the Preferred Stock at the date they are earned. In addition, the holders of the Preferred Stock participate with any dividends payable in respect of any Junior Stock or Parity Stock. The Company accrued $2.7 and $2.5 million in dividends for the years ended December 31, 2024 and 2023, respectively, and had accrued $5.5 and $2.8 million in aggregate dividends as of such date, which represented the estimated fair value to Preferred Stock with a corresponding adjustment to additional-paid-in-capital common stock in the absence of retained earnings.

Upon emergence from bankruptcy, and as of the date of this report, the Preferred Stock remains outstanding and unimpaired. Upon a change of control (as defined in the Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock filed by the Company with the Secretary of State of the State of Delaware), Foxconn can cause the Company to purchase any or all of its Preferred Stock at a purchase price equal to the greater of its $30.0 million liquidation preference, plus any unpaid accrued dividends, and the amount of cash and other property that it would have received had it converted its Preferred Stock prior to the change of control transaction (the "Change of Control Put"). The liquidation preference, plus accrued dividends is presented as Mezzanine Equity within the Company's Consolidated Balance Sheet. As of December 31, 2024 and 2023, the Company did not consider a change of control to be probable, however the Company notes that there is significant uncertainty regarding the outcome of the Foxconn Litigation which may impact the foregoing, and the Company can provide no assurance regarding such determination.

NOTE 6 - CAPITAL STOCK AND INCOME (LOSS) PER SHARE

The Company has authorized shares of capital stock totaling 462 million shares, consisting of (i) 450 million shares of Class A common stock and (ii) 12 million shares of preferred stock, each with a par value of $0.0001.

At the 2023 Annual Meeting, the stockholders of the Company approved a proposal to amend the Charter to effect a reverse split of the Company's outstanding shares of Class A common stock at a ratio within a range of between 1:3 and 1:15, with the timing and the exact ratio of the reverse split to be determined by the Board in its sole discretion. The Board authorized the Reverse Stock Split at a 1:15 ratio, which became effective as of May 24, 2023 (the "Effective Date").

The Company filed an Amendment to the Charter on May 22, 2023, which provided that, at the Effective Date, every 15 shares of the issued and outstanding Class A common stock would automatically be combined into one issued and outstanding share of Class A common stock.

FASB ASC Topic 260, *Earnings Per Share*, requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is calculated based on the weighted average number of shares outstanding during the period. Dilutive EPS is calculated to include any dilutive effect of our share equivalents.

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share attributable to common shareholders for the years ended December 31, 2024 and 2023, respectively, due to their anti-dilutive effect (in thousands):

	December 31, 2024	December 31, 2023
Foxconn Preferred Stock	1,221	1,128
Foxconn Warrants[1]	113	113
Private Placement Warrants[2]	154	154
Total	1,488	1,395

[1]   Foxconn Warrants are due to expire on May 11, 2025.
[2]   Private Placement Warrants are due to expire on October 23, 2025.

NOTE 7 - STOCK BASED COMPENSATION

The vesting and settlement of any unvested equity awards was suspended during the pendency of the Chapter 11 Cases. Upon emergence, the suspended awards were settled if the vesting conditions had been satisfied. All vested options to purchase Class A common stock that remain outstanding as of the date the Company emerged remain outstanding in accordance with their terms and the terms of the Plan and any options not exercised within three months of an officer's termination of employment or a director's termination of board service with the Company will be forfeited.

Prior to emergence, the Company and each of its Named Executive Officers ("NEO's) were parties to employment agreements that provided for certain payments, including the accelerated vesting of equity awards, to the NEO upon the NEO's termination of employment by the Company without "Cause" or by the NEO's choice with "Good Reason". Accordingly, upon emergence, the Company issued 101,947 shares of Class A common stock to satisfy equity awards that vested during the pendency of the Chapter 11 Cases, and 102,889 shares of Class A common stock related to the accelerated vesting of the NEO awards. The accelerated vesting of the NEO awards resulted in the recognition of $2.6 million of stock compensation expense during the first quarter of 2024. The remaining $0.8 million of stock compensation expense during the first quarter of 2024 related to non-accelerated stock-based compensation for other employees prior to emergence.

In accordance with the Plan, on March 14, 2024, the Board of Directors approved, adopted and ratified an amendment to the Company's 2020 Equity Incentive Plan, as amended to increase the number of shares of Class A common stock reserved for issuance thereunder to an aggregate of 3,000,000 shares.

On May 13, 2024, the Compensation Committee of the Board of Directors of the Company adopted a modified director compensation plan for the five outside directors that constitute the Board of Directors. The director compensation plan includes a three-year grant under the Company's 2020 Equity Compensation Plan of restricted stock units ("RSUs") with a fair market value of $8.0 thousand per director per quarter ($96.0 thousand per director in the aggregate), based on the closing price per share of the Company's common stock on May 13, 2024. The RSUs granted cover service on the Board through the first quarter of 2027 and vest quarterly through January 30, 2027, subject to acceleration on the occurrence of certain events.

During the years ended December 31, 2024 and 2023, the Company recognized $3.5 million and $7.4 million of stock-based compensation expense, respectively, which was included in selling, general, and administrative expense on the consolidated financial statements. As of December 31, 2024, there was $0.4 million of unrecognized stock-based compensation related to non-vested awards that is expected to be recognized over a weighted average period of 2.1 years.

NOTE 8 - INCOME TAXES

The reconciliation of the statutory federal income tax with the provision for incomes taxes is as follows at December 31 (in thousands):

	2024	**Rate**	**2023**	**Rate**
Fed tax benefits at statutory rates	$ (1,709)	21.0%	$ (72,044)	21.0%
Equity compensation	736	(9.1)%	4,073	(1.2)%
Other permanent differences	—	—%	57	—%
Return to provision adjustments	(13,165)	161.8%	—	—%
Other	—	—%	(4,515)	1.3%
Rate difference	7,383	(90.7)%	(8,250)	2.4%
State Tax Expense/(Benefit)	—	—%	(15,936)	4.6%
Change in valuation allowance	6,755	(83.0)%	96,615	(28.2)%
Total tax benefit	$ —	—%	$ —	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and accordingly, a full valuation allowance has been provided on its deferred tax assets.

Components of the Company's deferred tax assets are as follows at December 31 (in thousands):

	2024	**2023**
Share-based compensation	$ —	$ 1,391
Other reserves	—	11,059
Capitalized R&D expenses	12,249	20,271
Others	2,228	9,914
Net operating losses	268,405	233,493
Total deferred tax assets	282,882	276,128
Valuation allowance	(282,882)	(276,128)
Total deferred tax assets, net of valuation allowance	$ —	$ —

At December 31, 2024 and 2023, respectively, the Company had $1.1 billion and $993.2 million of federal net operating losses that carry forward indefinitely. State and local net operating losses totaled $843.4 million and $880.3 million for 2024 and 2023, respectively. Of the total net operating loss balances at December 31, 2024, the full federal net operating loss as well as state net operating losses totaling $336 million do not expire. The remaining state and local net operating losses carry forward for up to 20 years. No federal, state or local income taxes were paid during 2024 or 2023.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Voluntary Chapter 11 Proceedings, Liabilities Subject to Compromise and Other Potential Claims

On June 27, 2023, the Company and its subsidiaries commenced the Chapter 11 Cases in the Bankruptcy Court. See Note 1 - Description of Organization and Business Operations for additional information.

Since filing the Chapter 11 petitions, until our emergence from bankruptcy on March 14, 2024, the Company operated as debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

The Company received the Bankruptcy Court's approval of its customary motions filed on June 27, 2023, which authorized the Company to conduct its business activities in the ordinary course, including among other things and subject to the terms and conditions of such orders: (i) pay employees' wages and related obligations; (ii) pay certain taxes; (iii) pay critical vendors; (iv) continue to honor certain customer obligations; (v) maintain their insurance program; (vi) continue their cash management system; and (vii) establish certain procedures to protect any potential value of the Company's NOLs.

On August 8, 2023, the Bankruptcy Court approved procedures for the Company to conduct a comprehensive marketing and sale process for some, all, or substantially all of their assets in order to maximize the value of those assets. The marketing process culminated in the Company entering into the LandX Asset Purchase Agreement on March 29, 2023, providing for the sale of specified assets of the Company related to the design, production and sale of electric light duty vehicles focused on the commercial fleet market free and clear of liens, claims, encumbrances, and other interests, and assume certain specified liabilities of the Company for a total purchase price of $10.2 million in cash. This transaction closed on October 27, 2023. See Note 1 - Description of Organization and Business Operations - Description of Business.

The Company has been subject to extensive pending and threatened legal proceedings arising in the ordinary course of business and has already incurred, and expects to continue to incur, significant legal expenses in defending against these claims. The Company sought and achieved resolution of many of these matters as part of the Chapter 11 Cases and has and may in the future enter into further discussions regarding settlement of these matters and may enter into settlement agreements if it believes it is in the best interest of the Company's stakeholders. The Company records a liability for loss contingencies in the consolidated financial statements when a loss is known or considered probable and the amount can be reasonably estimated. Legal fees and costs of litigation, settlement by the Company or adverse decisions with respect to the matters disclosed may result in a liability that is not insured or that is in excess of insurance coverage and could significantly exceed our current accrual and ability to pay and be, individually or in the aggregate, material to the Company's consolidated results of operations, financial condition or cash flows, and diminish or eliminate any assets available for any distribution to creditors and Interest holders.

The filing of the Chapter 11 Cases resulted in an initial automatic stay of legal proceedings against the Company, as further described below. On July 27, 2023, the Bankruptcy Court modified the automatic stay that was in effect at the time of filing the Chapter 11 Cases to allow the Karma Action (defined below) to proceed against the Company in the District Court (defined below) and that matter was settled, as further described below.

With respect to the stockholder derivative suits filed on behalf of the Company against certain of its officers and directors and certain former DiamondPeak directors prior to the Chapter 11 Cases, the derivative claims asserted in those suits became the property of the Company pursuant to the Bankruptcy Court's order confirming the Plan. The Company appointed an independent committee of directors to evaluate such claims with the assistance and advice of special litigation counsel, to make a recommendation as to the disposition of such claims, including, among other things, whether to pursue or release some or all of those claims against some or all of those officers and directors. Ultimately, such claims were retained by the Company and not released under the Plan.

With respect to the Ohio Securities Class Action opt-out claims (discussed below), the Post-Petition Securities Action and any other similar claims for damages arising from the purchase or sale of the Class A common stock, Section 510(b) the Bankruptcy Code treats such claims as subordinated to all claims or Interests that are senior to the Class A common stock and having the same priority as the Class A common stock.

The Bankruptcy Court established October 10, 2023, as the general bar date for all creditors (except governmental entities) to file their proofs of claim or interest, and December 26, 2023, as the bar date for all governmental entities, which was extended until January 5, 2024, in the case of the SEC or that may arise due to our obligations under the Highway Safety Act of 1970 (the "Safety Act") administered by the National Highway Traffic Safety Administration ("NHTSA") described under "NHTSA Matters" below. The deadline to assert rejection damage claims and administrative expense claims has passed. The ability of creditors to amend previously filed proofs of claim, both in terms of amount and nature of claim, will be governed in accordance with applicable law. Furthermore, proofs of claim have been filed asserting unliquidated damages or claims in respect of certain indemnifications or otherwise that we may not be able to estimate, or may be materially more than we estimate. The amount of such liability may diminish the assets available to satisfy general unsecured claims. There is substantial risk of litigation by and against the Company or its indemnified directors and officers with respect to such claims.

In addition, the deadline for parties to file proofs of claim arising from the Company's rejection of an executory contract or unexpired lease, and proofs of claim for administrative expense claims, was April 15, 2024.

Several rejection damages and administrative expense claims were filed, all but one of which has been settled or withdrawn.

"Liabilities subject to compromise" are recorded at the expected or estimated amount of the total allowed claim, however, the ultimate settlement of these liabilities remains subject to analysis and negotiation, approval of the Bankruptcy Court and the other factors discussed above, and any unliquidated claims may be settled or resolved for materially different amounts. These amounts are also subject to adjustments if we make changes to our assumptions or estimates related to unliquidated claims as additional information becomes available to us. Such adjustments may be material, and the Company will continue to evaluate the amount and classification of its pre-petition liabilities. Any additional liabilities that are subject to compromise will be recognized accordingly, and the aggregate amount of "Liabilities subject to compromise" may change materially.

Upon emergence from bankruptcy, the Company recorded $60.7 million in restricted cash as required by the Plan of Reorganization for bankruptcy and administrative claim settlements and pre-emergence bankruptcy professional fees. Post emergence the Company settled claims and pre-emergence bankruptcy professional fees totaling $37.3 million, resulting in a restricted short-term investments balance of $23.4 million as of December 31, 2024. In accordance with Plan, the Claims Ombudsman had until the end of the GUC Reserve Adjustment Period (as defined in the Plan) to request an increase in the reserve, if he believed the existing reserve would be insufficient to fund all allowed and disputed unsecured claims. The Claims Ombudsman made no such request, and the GUC Reserve Adjustment Period concluded in September 2024.

Concurrently, the Company recorded a liability totaling $29.9 million upon emergence from bankruptcy within liabilities subject to compromise, which was reflective of the expected allowed claims amounts in accordance with ASC 852-10. After emerging from bankruptcy, the Company settled liabilities subject to compromise since emergence from bankruptcy in the amount totaling $20.0 million, resulting in a liabilities subject to compromise balance of $9.9 million as of December 31, 2024. This balance reflects both undisputed and partially disputed amounts the Company may owe.

The Company had accruals of $0 million and $6.5 million, as of December 31, 2024 and 2023, respectively, for certain of its outstanding legal proceedings and potential related obligations within "liabilities subject to compromise" and "accrued and other current liabilities" on its consolidated balance sheets. The Company's liabilities for legal proceedings and potential related obligations may include amounts for the securities litigation, government claims and indemnification obligations described in more detail below or other claims that may be asserted against the Company and may or may not be offset by insurance. Changes in the Company's operations in connection with the Chapter 11 Cases reduced the Company's need to maintain insurance coverage at previous levels or to carry certain insurance policies. The amount accrued as of December 31, 2024 was estimated based on available information and legal advice, the potential resolution of these matters in light of historical negotiations with the parties, and the potential impact of the outcome of one or more claims on related matters, but does not take into account the impact of the applicable provisions of the Bankruptcy Code, the terms of the Plan, ongoing discussions with the parties thereto and other stakeholders or actual amounts that may be asserted in Claims submitted in the Chapter 11 Cases or for indemnification as these factors cannot yet be determined and are subject to substantial uncertainty. Accordingly, the accrued amount may be adjusted in the future based on new developments and it does not reflect a full range of possible outcomes for these proceedings, or the full amount of any damages alleged, which are significantly higher.

Insurance Matters

The Company was notified by its primary insurer under its post-merger directors and officers insurance policy that the insurer is taking the position that no coverage is available for the Ohio Securities Class Action, various shareholder derivative actions, the consolidated stockholder class action, various demands for inspection of books and records, the SEC investigation, and the investigation by the United States Attorney's Office for the Southern District of New York described below, and certain indemnification obligations, under an exclusion to the policy called the "retroactive date exclusion." The insurer has identified other potential coverage issues as well. Excess coverage attaches only after the underlying insurance has been exhausted, and generally applies in conformance with the terms of the underlying insurance. As a result of the denial of coverage, no or limited insurance may be available to us to reimburse our expenses or cover any potential losses for these matters, which could be significant. The insurers in our Side A directors and officers ("D&O") insurance program, providing coverage for individual directors and officers in derivative actions and certain other situations, have issued a reservation of rights letter which, while not denying coverage, has cast doubt on the availability of coverage for at least some individuals and/or claims. The Company continues to analyze the insurer's position and intends to pursue any available coverage under this policy and other insurance.

On October 25, 2024, the Company filed a complaint in the United States Bankruptcy Court for the District of Delaware seeking a declaration that the Company is entitled to coverage from the 2020-2022 primary layer D&O liability insurance company for costs to defend certain lawsuits and respond to certain SEC and DOJ investigations. The primary policy had a face limit of $5 million. The Company filed a memorandum of law in support of its motion for summary judgment with the Court on November 4, 2024. In response, the primary layer insurer moved to dismiss and filed a competing lawsuit in New York State court seeking a declaration that there is no coverage for the same lawsuits and SEC and DOJ investigations. No damages are sought against the Company. The motion to dismiss is pending.

Ohio Securities Class Action

Six related putative securities class action lawsuits were filed against the Company and certain of its current and former officers and directors and former DiamondPeak directors between March 18, 2021 and May 14, 2021 in the U.S. District Court for the Northern District of Ohio (Rico v. Lordstown Motors Corp., et al.; Palumbo v. Lordstown Motors Corp., et al.; Zuod v. Lordstown Motors Corp., et al.; Brury v. Lordstown Motors Corp., et al.; Romano v. Lordstown Motors Corp., et al.; and FNY Managed Accounts LLC v. Lordstown Motors Corp., et al.). The matters have been consolidated and the Court appointed George Troicky as lead plaintiff and Labaton Sucharow LLP as lead plaintiff's counsel (the "Ohio Securities Class Action"). On March 10, 2021, lead plaintiff and several additional named plaintiffs filed their consolidated amended complaint, asserting violations of federal securities laws under Section 10(b), Section 14(a), Section 20(a), and Section 20A of the Exchange Act and Rule 10b-5 thereunder against the Company and certain of its current and former officers and directors. The complaint generally alleges that the Company and individual defendants made materially false and misleading statements relating to vehicle pre-orders and production timeline. Defendants filed a motion to dismiss, which is fully briefed as of March 3, 2023. The Company filed a suggestion of bankruptcy on June 28, 2023, and filed an amended suggestion of bankruptcy on July 11, 2023, which notified the court of the filing of the Chapter 11 Cases and resulting automatic stay. On August 28, 2023, the court denied the pending motion to dismiss, without prejudice, given the notice of the automatic stay, subject to potential re-filing by the Defendants following the lifting of the stay.

The Plan settled the Ohio Securities Class Action, with the lead plaintiff receiving (i) $3 million in cash and (ii) up to an additional $7 million, consisting of (a) 25% of all net litigation proceeds received by the Company on Retained Causes of Action (if any); and (b) the lesser of (x) 16% of any distribution made by the Company on account of Foxconn's preferred stock liquidation preference, and (y) $5 million, on behalf of the Ohio Settlement Class (as defined in the Plan).

Derivative Litigation

Four related stockholder derivative lawsuits were filed against certain Company officers and directors, former DiamondPeak directors, and against the Company as a nominal defendant between April 28, 2021 and July 9, 2021 in the U.S. District Court for the District of Delaware (Cohen, et al. v. Burns, et al.; Kelley, et al. v. Burns, et al.; Patterson, et al. v. Burns, et al.; and Sarabia v. Burns, et al.). The derivative actions in the District Court of Delaware have been consolidated. On August 27, 2021, plaintiffs filed a consolidated amended complaint, asserting violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, insider selling, and unjust enrichment, all relating to vehicle pre-orders, production timeline, and the merger with DiamondPeak. On October 11, 2021, defendants filed a motion to stay this consolidated derivative action pending resolution of the motion to dismiss in the consolidated securities class action. On March 7, 2023, the court granted in part defendants' motion to stay, staying the action until the resolution of the motion to dismiss in the consolidated securities class action, but requiring the parties to submit a status report if the motion to dismiss was not resolved by March 3, 2023. The court further determined to dismiss without a motion, on the grounds that the claim was premature, plaintiffs' claim for contribution for violations of Sections 10(b) and 21D of the Exchange Act without prejudice. The parties filed a joint status report as required because the motion to dismiss in the consolidated securities class action was not resolved as of March 3, 2023. The parties filed additional court-ordered joint status reports on October 28, 2022, January 6, 2023 and April 3, 2023. On April 4, 2023, the Court ordered the parties to submit a letter brief addressing whether the Court should lift the stay. On April 14, 2023, the parties submitted a joint letter requesting that the Court not lift the stay. On April 17, 2023, the court lifted the stay and ordered the parties to meet and confer by May 8, 2023 and submit a proposed case-management plan. On May 9, 2023, the court reinstated the stay and ordered the parties to advise the court of any developments in the consolidated securities class action or material changes to Lordstown's condition. The Company filed a suggestion of bankruptcy on June 27, 2023, which notified the court of the filing of the Chapter 11 Cases and resulting automatic stay. The court entered an order acknowledging the effect of the automatic stay on June 28, 2023. An independent committee of directors evaluated the derivative claims with the assistance and advice of special litigation counsel to make a recommendation as to the disposition of such claims. Ultimately, such claims were retained by the Company and not released under the Plan. The proceedings are subject to uncertainties inherent in the litigation process.

Another related stockholder derivative lawsuit was filed in U.S. District Court for the Northern District of Ohio on June 30, 2021 (Thai v. Burns, et al.), asserting violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste, based on similar facts as the consolidated derivative action in the District Court of Delaware. On October 21, 2021, the court in the Northern District of Ohio derivative action entered a stipulated stay of the action and scheduling order relating to defendants' anticipated motion to dismiss and/or subsequent motion to stay that is similarly conditioned on the resolution of the motion to dismiss in the consolidated securities class action. The Company filed a suggestion of bankruptcy on June 28, 2023, and filed an amended suggestion of bankruptcy on July 19, 2023, which notified the court of the filing of the Chapter 11 Cases and resulting automatic stay. An independent committee of directors evaluated the derivative claims with the assistance and advice of special litigation counsel to make a recommendation as to the disposition of such claims. Ultimately, such claims were retained by the Company and not released under the Plan. The proceedings are subject to uncertainties inherent in the litigation process.

Another related stockholder derivative lawsuit was filed in the Delaware Court of Chancery on December 2, 2021 (Cormier v. Burns, et al. (C.A. No. 2021-1049)), asserting breach of fiduciary duties, insider selling, and unjust enrichment, based on similar facts as the federal derivative actions. An additional related stockholder derivative lawsuit was filed in the Delaware Court of Chancery on February 18, 2023 (Jackson v. Burns, et al. (C.A. No. 2023-0164)), also asserting breach of fiduciary duties, unjust enrichment, and insider selling, based on similar facts as the federal derivative actions. On April 19, 2023, the parties in Cormier and Jackson filed a stipulation and proposed order consolidating the two actions, staying the litigation until the resolution of the motion to dismiss in the consolidated securities class action and appointing Schubert Jonckheer & Kolbe LLP and Lifshitz Law PLLC as Co-Lead Counsel. On May 10, 2023, the court granted the parties' proposed stipulation and order to consolidate the actions, and to stay the consolidated action pending the resolution of the motion to dismiss in the consolidated securities class action. While the action remains stayed, on June 24, 2023, the plaintiffs filed a consolidated complaint asserting similar claims, and substituting a new plaintiff (Ed Lomont) for Cormier, who no longer appears to be a named plaintiff in the consolidated action. On June 27, 2023, the Company filed a suggestion of bankruptcy, which notified the court of the filing of the Chapter 11 Cases and resulting automatic stay. An independent committee of directors evaluated the derivative claims with the assistance and advice of special litigation counsel to make a recommendation as to the disposition of such claims. Ultimately, such claims were retained by the Company and not released under the Plan. The proceedings are subject to uncertainties inherent in the litigation process.

DiamondPeak Delaware Class Action Litigation

Two putative class action lawsuits were filed against former DiamondPeak directors and DiamondPeak Sponsor LLC on December 8 and 13, 2021 in the Delaware Court of Chancery (*Hebert v. Hamamoto, et al.* (C.A. No. 2021-1066); and *Amin v Hamamoto, et al.* (C.A. No. 2021-1085)) (collectively, the "Delaware Class Action Litigation"). The plaintiffs purport to represent a class of investors in DiamondPeak and assert breach of fiduciary duty claims based on allegations that the defendants made or failed to prevent alleged misrepresentations regarding vehicle pre-orders and production timeline, and that but for those allegedly false and misleading disclosures, the plaintiffs would have exercised a right to redeem their shares prior to the de-SPAC transaction. On February 9, 2023, the parties filed a stipulation and proposed order consolidating the two putative class action lawsuits, appointing Hebert and Amin as co-lead plaintiffs, appointing Bernstein Litowitz Berger & Grossmann LLP and Pomerantz LLP as co-lead counsel and setting a briefing schedule for the motions to dismiss and motions to stay. The motions to stay were fully briefed as of February 23, 2023 and the court held oral argument on February 28, 2023. On March 7, 2023, the court denied the motion to stay. On March 10, 2023, defendants filed their brief in support of their motion to dismiss. The motion to dismiss was fully briefed on April 27, 2023, and was scheduled for oral argument on May 10, 2023. On May 6, 2023, defendants withdrew the motion to dismiss without prejudice. On July 22, 2023, co-lead plaintiffs filed an amended class action complaint asserting similar claims. Defendants filed a motion to dismiss the amended class action complaint on October 14, 2023. Plaintiffs' answering brief and Defendants' reply brief were due on November 18 and December 9, 2023, respectively. Oral argument on the motion to dismiss was scheduled for January 6, 2023. On January 5, 2023, the defendants withdrew their motion to dismiss. On February 2, 2023, the court issued a case scheduling order setting forth pre-trial deadlines and a date for trial in March 2024. On February 3, 2023, defendants filed their answer to plaintiffs' amended class action complaint. On February 7, 2023, plaintiffs served the Company, as a non-party, with a subpoena for certain information, which the Company responded to on February 21, 2023.

On June 9, 2023, the court granted in part and denied in part the plaintiffs' motion to compel regarding the appropriate scope of the Company's response to the subpoena. On July 5, 2023, in the Chapter 11 Cases, the Company filed (i) an adversary complaint seeking injunctive relief to extend the automatic stay to the plaintiffs in the Delaware Class Action Litigation, initiating the adversary proceeding captioned *Lordstown Motors Corp. v. Amin*, Adv. Proc. No. 23-50428 (Bankr. D. Del.) and (ii) a motion and brief in support thereof, seeking a preliminary injunction extending the automatic stay to the Delaware Class Action Litigation. On August 3, 2023, the Bankruptcy Court denied the Company's preliminary injunction motion. On July 21, 2023, plaintiffs filed a motion for class certification in the Delaware Class Action Litigation. The parties have advised the Company that they have reached an agreement to resolve this matter, and the former DiamondPeak directors are seeking indemnification from the Company with respect to a portion of the settlement amount. The Company believes it has defenses to such indemnification claims, including that such indemnification claims are subject to subordination pursuant to applicable law, and, if allowed, should receive the treatment set forth in Article III B.8 of the Plan. The proceedings remain subject to uncertainties inherent in the litigation process.

On September 8, 2024, the Company and the former DiamondPeak directors entered into a settlement agreement pursuant to which, among other things, such former directors' claims against the Company were settled.

SEC Claim

The Company received two subpoenas from the SEC for the production of documents and information, including relating to the merger between DiamondPeak and Legacy Lordstown and pre-orders of vehicles, and the Company was informed by the U.S. Attorney's Office for the Southern District of New York that it is investigating these matters. The Company cooperated, and will continue to cooperate, with these and any other regulatory or governmental investigations and inquiries. Ultimately, the SEC filed a claim against the Company for $45.0 million (the "SEC Claim"). The Company settled the SEC Claim by (i) settling the Ohio Securities Class Action and (ii) making an offer of settlement to the SEC, which was approved by the SEC on February 29, 2024. Upon the Company's emergence from bankruptcy, the SEC Claim was deemed withdrawn pursuant to the terms of the offer of settlement and the Plan. See the section in this Note 9 titled "Ohio Securities Class Action" for additional information regarding the Company's continuing contingent obligations related to the Ohio Securities Class Action settlement. No amounts attributable to the Company's settlement of the SEC Claim were paid or are payable to the SEC.

Indemnification Obligations

The Company may have potential indemnification obligations with respect to the current and former directors named in the above-referenced actions, which obligations may be significant and may not be covered by the Company's applicable directors and officers insurance. The Company believes it has defenses to certain of these potential indemnification obligations, including that such claims for indemnification are subject to subordination pursuant to applicable law, and, if allowed, should receive the treatment set forth in Article III.B.8 of the Plan.

Foxconn Transactions

The Company entered into a series of transactions with affiliates of Foxconn, beginning with the Agreement in Principle that was announced on September 30, 2021, pursuant to which the Company entered into definitive agreements to sell our manufacturing facility in Lordstown, Ohio under an asset purchase agreement (the "Foxconn APA") and outsource manufacturing of the Endurance to Foxconn under a contract manufacturing agreement (the "CMA"). On November 7, 2022, the Company entered into an investment agreement with Foxconn under which Foxconn agreed to make additional equity investments in the Company (the "Investment Agreement"). The Investment Agreement superseded and replaced an earlier joint venture agreement. The Foxconn APA, the CMA and the Investment Agreement together are herein referred to as the "Foxconn Transactions."

On June 27, 2023, the Company commenced the Foxconn Litigation in the Bankruptcy Court seeking relief for breaches of the Investment Agreement, the Foxconn APA and the CMA and fraudulent and tortious actions that the Company believes were committed by Foxconn. See the following section and Note 1 - Description of Business - Foxconn Litigation for additional information. The Investment Agreement and the CMA were rejected pursuant to the Plan upon the Company's emergence from bankruptcy. The Foxconn APA transaction was consummated before the Chapter 11 Cases. Refer to Note 5 - Series A Convertible Preferred Stock for additional details.

Foxconn Litigation

On June 27, 2023, the Company commenced the Foxconn Litigation in the Bankruptcy Court seeking relief for breaches of the Investment Agreement and other agreements and fraudulent and tortious actions that the Company believes were committed by Foxconn, which have caused substantial harm to our operations and prospects and significant damages. On September 29, 2023, Foxconn filed a motion to dismiss all counts of the Foxconn Litigation and brief in support of the same (the "Foxconn Adversary Motion to Dismiss"), asserting that all of the Company's claims are subject to binding arbitration provisions and that the Company has failed to state a claim for relief.

On August 1, 2024, the Bankruptcy Court entered an opinion and order partially denying and partially granting the Foxconn Adversary Motion to Dismiss, which was subsequently amended on October 1, 2024. Nine of the Company's claims survived the motion to dismiss on the grounds that the Company pled viable claims against Foxconn and the claims were not subject to mandatory arbitration. The Court also dismissed two of the Company's claims in favor of arbitration. The order is presently being appealed by Foxconn. The Bankruptcy Court has stayed litigation of the claims that it ruled were not subject to arbitration pending that appeal. The Court also allowed that the two dismissed claims should proceed to arbitration.

In conjunction with the District Court proceedings, the Company and Foxconn engaged in a mediation effort. On January 15, 2025, the Company informed the District Court that the mediation did not result in a resolution.

On January 27, 2025, the Company moved the District Court to allow the appeal to be heard directly by the Court of Appeals for the Third Circuit. That motion is pending.

The Company is vigorously pursuing the litigation.

The Post-Petition Securities Action

On July 26, 2023, a putative class action lawsuit was filed in the U.S. District Court for the Northern District of Ohio by Bandol Lim ("Plaintiff Lim"), individually and on behalf of other stockholders asserting violations of Section 10(b), Section 20(a) of the Exchange Act and Rule 10b-5 thereunder relating to the Company's disclosure regarding its relationship with Foxconn and the Foxconn Transactions (the "Post-Petition Securities Action"). The lawsuit names Edward Hightower, Adam Kroll, and Daniel Ninivaggi as Defendants ("Defendants") in their capacities as Company officers and/or directors. Defendants dispute the allegations and intend to vigorously defend against the suit. None of the Debtors is named as a Defendant in the Post-Petition Securities Action. Plaintiff Lim and RIDE Investor Group each filed motions for appointment as lead plaintiff in the Post-Petition Securities Action. On September 30, 2024, the Post-Petition Securities Action was dismissed in full on the grounds that none of the allegations were actionable. Separately, each of the members of the RIDE Investor Group filed proofs of claim (the "RIDE Proofs of Claims") against the Company, purportedly on behalf of themselves and the putative class in the Post-Petition Securities Action, in an unliquidated amount. The RIDE Investor Group has not sought authority from the Bankruptcy Court to file its purported class proofs of claim. The Plan constituted an objection to each of the RIDE Proofs of Claim, and on October 25, 2024, the Company filed additional objections to the RIDE Proofs of Claim on various grounds. Each of the RIDE Proofs of Claim was disallowed by Bankruptcy Court order, and the Company bears no liability for such claims.

NHTSA Matters

The Company's obligations under the Safety Act administered by NHTSA for the vehicles it has manufactured and sold continued in force during the pendency of and following the Chapter 11 Cases. During the Chapter 11 Cases, the Company's obligations were treated as a claim of the United States government against the Company. The Plan did not discharge the Company from claims arising after emergence from bankruptcy, nor did it preclude or enjoin the enforcement of any police or regulatory power. The Company has repurchased all but two of the vehicles that were sold (other than the vehicles sold to LAS Capital or its affiliates, for which it assumed warranty, product liability and recall liabilities). The Company cannot predict the extent of the liability that may arise from the Safety Act obligations for vehicles the Company has already manufactured and sold, or any claims that may be asserted by NHTSA.

NOTE 10 - RELATED PARTY TRANSACTIONS

Under the Investment Agreement, Foxconn made additional equity investments in the Company, whereby it became a related party under the Company's Related Party Transaction Policy as a 5% or more beneficial owner of the Company's Class A common stock. For the year ended December 31, 2023, the Company paid Foxconn approximately $0.3 million, primarily related to payments under the CMA and other manufacturing expenses. For the year ended December 31, 2024, the Company made no payments, and had no amounts payable, to Foxconn.

William Gallagher, the Company's Chief Executive Officer, is a principal of M3 Partners, LP ("M3 Partners"). M3 Partners served as the Equity Committee's financial consultant during the bankruptcy proceedings. Upon emergence from bankruptcy, the Company engaged M3 Partners to provide executive management and support services pursuant to the terms of an engagement agreement (the "Engagement Agreement"). Mr. Gallagher has been, and will remain, employed by M3 Partners and will provide his services pursuant to the Engagement Agreement. Pursuant to the Engagement Agreement, M3 Partners' fees are calculated on an hourly basis. The Company incurred approximately $1.5 million in fees payable to M3 Partners under the Engagement Agreement for the year ended December 31, 2024, which is included in selling, general, and administrative expenses within the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2023, Mr. Gallagher was not a related party.

NOTE 11 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of our Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls, activities, and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs and the nature of operating activities. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer, who also serves as our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

Based upon his evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and directors, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of the CEO and Board of Directors, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control-Integrated Framework (2013 framework)" issued by the Committee of Sponsoring organizations of the Treadway Commission in 2013. Based on this assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In light of the limited nature of our operations, our controls primarily relate to financial reporting and payment of our expenses. As a result of eliminating personnel, including full-time employees, we have enhanced our oversight of accounting and payment processing with increased executive involvement and support from consultants and advisors to facilitate the presentation of information with respect to our operations that is accurate and complete. Our Chief Executive Officer also serves as our Chief Financial Officer.

Item 9B. Other Information.

During the fiscal quarter ended December 31, 2024, none of our directors or executive officers adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers, and Corporate Governance

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available on our website at www.nurideinc.com under the heading "Governance." Any amendments to the Code of Business Conduct and Ethics or any grant of a waiver from the provisions of the Code of Business Conduct and Ethics requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on the Company's website.

The information required by this item is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 11. Executive Compensation

The information required by this item is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 14. Principal Accountant's Fees and Services

The information required by this item is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

    (1) Financial Statements

        The following consolidated financial statements of the Company and subsidiaries are included in Item 8 of this Report:

            Balance Sheets as of December 31, 2024 and 2023

            Statements of Operations and Comprehensive Loss for the years ended December 31, 2024 and 2023

            Statements of Stockholders' Equity for the years ended December 31, 2024 and 2023

            Statements of Cash Flows for the years ended December 31, 2024 and 2023

            Notes to Financial Statements

    (2) Financial Statements Schedule. All financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the financial statements and notes thereto in is Item 15 of Part IV below.

(3) Exhibits.

Exhibit Index

Exhibit No.	Description
2.1	Third Modified First Amended Joint Chapter 11 Plan of Lordstown Motors Corp. and Its Affiliated Debtors (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2024)
2.2+	Asset Purchase Agreement, dated September 29, 2023, among Lordstown Motors Corp., Lordstown EV Corporation, Lordstown EV Sales LLC, LAS Capital LLC and Stephen S. Burns (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on September 29, 2023)
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 15, 2024).
3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on March 15, 2024).
3.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on November 22, 2022)
4.1*	Description of Class A Common Stock
10.1#	Engagement Letter, dated March 15, 2024, between Nu Ride Inc. and M3 Partners LP. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 14, 2024)
10.2#	2020 Equity Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on May 19, 2022)
10.3#	Form of Restricted Stock Award Agreement for Directors (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 13, 2024)
10.4	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 13, 2024)
10.5#	Form of Notice of Stock Option Award Granted Under the Lordstown Motors Corp. 2020 Equity Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10 K for the fiscal year ended December 31, 2020)
10.6#	Form of Notice of Restricted Stock Unit Award Granted Under the Lordstown Motors Corp. 2020 Equity Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10 K for the fiscal year ended December 31, 2020)
10.7#	Form of Lordstown Motors Corp. 2020 Equity Incentive Plan Outside Director Restricted Stock Unit Agreement (incorporated by reference to the Company's Annual Report on Form 10 K for the fiscal year ended December 31, 2020)
10.8#	Form of Lordstown Motors Corp. 2020 Equity Incentive Plan Performance Stock Unit Agreement (incorporated by reference to the Company's Annual Report on Form 10 K for the fiscal year ended December 31, 2022)
10.9	Asset Purchase Agreement, dated November 10, 2021, between Lordstown Motors Corp. and Foxconn (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on November 10, 2021)
10.10	Manufacturing Supply Agreement, dated May 11, 2022, between Lordstown EV Corporation and Foxconn EV System LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on May 11, 2022)
10.11	Investment Agreement, dated November 7, 2022, between Lordstown Motors Corp. and Foxconn Ventures Pte. Ltd. (incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on November 7, 2022)
10.12	Registration Rights Agreement, dated November 22, 2022, between Lordstown Motors Corp. and Foxconn Ventures Pte. Ltd. (incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on November 22, 2022)

Exhibit No.	Description
10.13	Open Market Sales Agreement, dated November 7, 2022, between Lordstown Motors Corp. and Jefferies LLC (incorporated by reference to the Company's Quarterly Report on Form 10 Q, filed with the SEC on November 7, 2022)
10.14	Settlement Agreement, dated August 14, 2023, among Lordstown Motors Corp., Lordstown EV Corporation, Lordstown EV Sales LLC and Karma Automotive LLC (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on August 15, 2023)
16.1	Letter to the Securities and Exchange Commission from KPMG LLP, dated April 17, 2024 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 18, 2024)
19.1*	Nu Ride Inc. Insider Trading Policy
21.1*	List of Subsidiaries
24.1*	Power of Attorney (included on signature page hereto)
31.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Lordstown Motors Corp. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 29, 2024)
99.1	Order (I) Confirming Third Modified First Amended Joint Chapter 11 Plan of Lordstown Motors Corp. and Its Affiliated Debtors and (II) Granting Related Relief (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

+ The schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

\# Indicates management contract or compensatory plan or arrangement.

* Filed herewith

** Furnished herewith

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NU RIDE INC.

Date: March 28, 2025

/s/ William Gallagher

Name: William Gallagher
Title: Chief Executive Officer, President, Secretary, and Treasurer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William Gallagher, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any and all amendments and supplements thereto and all other instruments necessary or desirable in connection therewith, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William Gallagher William Gallagher	Chief Executive Officer, President, Secretary and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	March 28, 2025
/s/ Andrew L. Sole Andrew L. Sole	Chairman	March 28, 2025
/s/ Alexander C. Matina Alexander C. Matina	Director	March 28, 2025
/s/ Michael J. Wartell Michael J. Wartell	Director	March 28, 2025
/s/ Neil Weiner Neil Weiner	Director	March 28, 2025
/s/ Alexandre Zyngier Alexandre Zyngier	Director	March 28, 2025

Exhibit 4.1

NU RIDE INC.
DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Nu Ride Inc. (the "Company") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): our Class A common stock, par value $0.0001 per share (the "Class A common stock").

The Class A common stock began trading exclusively on the over-the-counter market on July 7, 2023 under the symbol "RIDEQ." On March 14, 2024, upon the Company's emergence from Chapter 11 bankruptcy proceedings, the ticker symbol changed to "NRDE".

DESCRIPTION OF CLASS A COMMON STOCK

The following is a summary of the material terms of our Class A common stock. It is not intended to be a complete summary of the rights and preferences of our securities, and is qualified by reference to our Third Amended and Restated Certificate of Incorporation, as amended ("Charter") and Amended and Restated Bylaws ("Bylaws") described herein, which are included as exhibits to the Annual Report on Form 10-K of which this exhibit forms a part, and the applicable provisions of Delaware law. Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company's Annual Report on Form 10-K of which this exhibit forms a part.

Authorized and Outstanding Stock

Class A Common Stock

The Charter authorizes the issuance of 462,000,000 shares of capital stock, $0.0001 par value per share, consisting of 450,000,000 shares of Class A common stock and 12,000,000 shares of undesignated preferred stock. The outstanding shares of Class A common stock are duly authorized, validly issued, fully paid and non-assessable.
Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action, and at all times vote together as one class on all matters properly submitted to a vote of the stockholders. Holders of Class A common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.
Liquidation, Dissolution and Winding Up

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, holders of the Class A common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Class A common stock.

Election of Directors

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the total number of directors of the Company shall be no less than three and no more than nine as fixed from time to time by the board. Our Charter provides that our board of directors is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year.

Preferred Stock

Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. Our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Series A Convertible Preferred Stock has been designated, with such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefor as are stated and expressed in that certain Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock, par value $0.0001 of Lordstown Motors Corp. filed with the Secretary of State of the State of Delaware on November 18, 2022, which is included as an exhibit to the Annual Report on Form 10-K of which this exhibit forms a part.

Certain Anti-Takeover Provisions of Delaware Law, Our Charter and the Bylaws

Special Meetings of Stockholders

Our Charter provides that special meetings of our stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the entire board of directors then in office. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, and to the requirements of applicable law, stockholders may not call special meetings.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing among other requirements.

For a nomination made by a stockholder to be timely, a stockholder's notice will need to be received by our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by us. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained in such rule. Director nominations must also comply with the notice requirements of Rule 14a-19.

For business (other than nominations) brought before an annual meeting by a stockholder to be timely, notice must be received by our secretary at our principal executive offices not later than the close of business on the 140th day nor earlier than the close of business on the 160th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 160th day before the meeting and not later than the later of (x) the close of business on the 140th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by us.

Our Bylaws specify certain requirements as to the form and content of a stockholder's notice for an annual meeting. These provisions may limit our stockholders' ability to bring matters before our annual meeting of stockholders or make nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued Class A common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection for Certain Lawsuits

The Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Charter or the Bylaws (in each case, as they may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware.

Notwithstanding the foregoing, the Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) shall be the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States); provided, however, that if the foregoing provisions are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) will be the Court of Chancery of the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock will be deemed to have notice of and consented to the forum provision in the Charter.

Although we believe the forum provision of our Charter benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

The Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

- a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder");
- an affiliate of an interested stockholder; or
- an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

- A "business combination" includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

  - our board of directors approves the transaction that made the stockholder an interested stockholder," prior to the date of the transaction;
  - after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
  - on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Classified Board

Our Charter provides that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings.

Limitation on Liability and Indemnification of Directors and Officers

The Charter limits our directors' liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

- for any transaction from which the director derives an improper personal benefit;
- for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- for any unlawful payment of dividends or redemption of shares; or
- for any breach of a director's duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Charter provide that we will, in certain situations, indemnify our directors and officers and may (as provided in the Bylaws) indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys' fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or as a director or officer of any other company or enterprise to which the person provides services at our request.

We maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Charter and the Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Exhibit 19.1

NU RIDE INC.

INSIDER TRADING POLICY

Nu Ride Inc. (the "Company") has adopted this Insider Trading Policy (this "Policy") both to satisfy its obligation to prevent insider trading and to help the persons subject to this Policy avoid the severe consequences associated with violations of the insider trading laws. The Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company.

Scope of Policy

Persons Covered. This Policy applies to all directors, officers, and employees of the Company, as well as agents, consultants and contractors to the Company who have access to "material nonpublic information," as well as their Family Members and Controlled Entities.

"Family Members" include a person's spouse or life-partner, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in- law and anyone residing in the home of the director, officer, or employee of the Company (other than a tenant or employee).

"Controlled Entities" include any legal entities controlled by a person, such as any corporations, partnerships, or trusts.

Securities Covered. Although it is most likely that the "material, nonpublic information" a person subject to this Policy possess will relate to the common stock of the Company, the Company may from time-to-time issue other securities that are publicly traded and, therefore, subject to this Policy. In addition, this Policy applies to all transactions in the securities of other entities, including tenants or suppliers of the Company and entities with which the Company may be negotiating major transactions (such as an acquisition, investment or sale of assets). Information that is not material to the Company may nevertheless be material to those entities.

Statement of Policy

No Trading on "Material, Nonpublic Information." If a person subject to this Policy possesses "material, nonpublic information" relating to the Company, its subsidiaries or any other entity, such person may not (a) purchase, sell or otherwise transact in securities of the Company or such other entity, (b) direct any other person to purchase, sell or otherwise transact in such securities or (c) disclose the information to anyone outside the Company.

Material, Nonpublic Information. "Material, nonpublic information" is information that is not generally available to the public that could affect the market price of a security and which a reasonable investor would regard as important in deciding whether to buy, sell or hold the security. Either positive or negative information may be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. Common examples of material information are:

- a dividend increase or decrease, a change in dividend policy or the declaration of a dividend;
- financial and operational results from a previously completed quarter or year;
- forecasts, estimates or projections of earnings or results of operations for current or future periods;
- news of a pending or proposed merger, acquisition, tender offer, divestiture or disposition of significant assets;
- actual or threatened major litigation, or the resolution of such litigation;
- major events regarding securities, including the declaration of a stock split or the offering of additional securities (debt or equity);
- new major contracts, tenants, or finance sources, or the loss thereof;
- a change in auditors or notification that an auditor report can no longer be relied upon;
- financial liquidity problems; or
- major cybersecurity risks or incidents, including vulnerabilities and breaches.

This list is not exhaustive; other types of information may be material at any particular time, depending on the circumstances. Keep in mind that any review of a person's transactions will be completed after the fact, with the benefit of hindsight. If a person subject to this Policy is unsure whether information is material, he or she should consult the General Counsel[1] or its designee before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

Public Information. Information is considered to be available to the public only when it has been released to the public through appropriate channels (for example, by means of a press release, a publicly accessible conference call or a governmental filing) and enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information is considered absorbed and evaluated after the completion of the second trading day after the information is released.

Improper Disclosure. The Company has authorized only certain individuals to publicly release material, nonpublic information. Unless a person subject to this Policy is explicitly authorized to do so, such person must refrain from discussing material, nonpublic information with anyone outside the Company. If such information is improperly disclosed to outsiders, the Company may be forced to release it publicly. For example, an improper disclosure which results in a news story about a pending acquisition may require public release of plans that could upset the transaction. Therefore, a person subject to this Policy should avoid discussing such information in public and should ensure that documents containing sensitive information about the Company are secure and are not distributed improperly.

"Blackout" Periods

A "blackout" period is a period during which a person subject to this Policy may not execute transactions in Company securities. Please bear in mind that even if a blackout period is not in effect, at no time may such person trade in Company securities if such person is aware of material, nonpublic information about the Company. For example, if the Company issues a quarterly earnings release and a person subject to this Policy is aware of other material, nonpublic information not disclosed in the earnings release, such person may not trade in Company securities.

[1] For purposes hereof, General Counsel means the general counsel of the Company or the principal outside counsel of the Company in consultation with the Chief Executive Officer of the Company.

Event-Specific Blackout Periods. The Company reserves the right to impose trading blackout periods from time to time when, in the judgment of the Company, a blackout period is warranted. A blackout period may be imposed for any reason, including the Company's involvement in a material transaction, the anticipated issuance of interim earnings guidance or other material public announcements. The existence of an event-specific blackout period may not be announced or may be announced only to those who are aware of the transaction or event giving rise to the blackout period. If a person subject to this Policy is made aware of the existence of an event-specific blackout period, such person should not disclose the existence of such blackout period to any other person. Individuals that are subject to event-specific blackout periods will be contacted when these periods are instituted from time to time.

Pension Fund Blackout Periods. The Sarbanes-Oxley Act of 2002 prohibits all purchases, sales, or transfers of Company securities by directors and officers of the Company during a "pension fund blackout period." A pension fund blackout period exists whenever 50% or more of the participants in a Company benefit plan are unable to conduct transactions in their Company common stock accounts for more than three consecutive business days. These blackout periods typically occur when there is a change in the benefit plan's trustee, record keeper or investment manager. Individuals that are subject to these blackout periods will be contacted when these periods are instituted from time to time.

Hardship Exceptions. If a person subject to this Policy has an unexpected and urgent need to sell Company securities to generate cash such person may, in appropriate circumstances, be permitted to sell Company securities during a blackout period. Hardship exceptions may be granted only by the General Counsel or its designee and must be requested at least two business days in advance of the proposed transaction.

Other Trading Restrictions

The Company considers it improper and inappropriate for persons subject to this Policy to engage in short-term or speculative transactions in Company securities or in other transactions in Company securities that may lead to inadvertent violations of the U.S. insider trading laws. Accordingly, transactions in Company securities by such persons are subject to the following guidance.

Short Sales. Persons subject to this Policy may not engage in short sales of Company securities (sales of securities that are not then owned), including a "sale against the box" (a sale with delayed delivery). In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prohibits directors and executive officers from engaging in short sales.

Publicly Traded Options. Persons subject to this Policy may not engage in transactions in publicly traded options on Company securities (such as puts, calls and other derivative securities) on an exchange or in any other organized market.

Standing Orders. Standing orders (except under approved Rule 10b5-1 plans, see below) that extend beyond the date the order is placed should not be used. A standing order placed with a broker to sell or purchase stock at a specified price leaves persons with no control over the timing of the transaction. A standing order transaction executed by the broker when a person subject to this Policy is aware of material, nonpublic information may result in unlawful insider trading even if the standing order was placed at a time when such person did not possess material, nonpublic information.

Margin Accounts and Pledges. A person that holds securities in a margin account or that are pledged as collateral may not have control over these transactions as the securities may be sold at certain times without such person's consent. In addition, a margin or foreclosure sale that occurs when a person subject to this Policy is aware of material, nonpublic information may, under some circumstances, result in unlawful insider trading. Persons subject to this Policy who desire to place Company securities in a margin account, pledge Company securities as collateral for a loan or modify an existing margin account or pledge arrangement must submit a written request for approval of the proposed transaction or modification to the General Counsel or a designee thereof at least two weeks prior to the proposed transaction. The General Counsel shall have the sole discretion in determining whether to approve a margin or pledge transaction submitted for pre-approval and there is no assurance that approval will be granted.

Hedges and Monetization Transactions. Persons subject to this Policy may not engage in hedging or monetization transactions, through transactions in Company securities or through the use of financial instruments designed for such purpose. Such hedging and monetization transactions may permit a person to own Company securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's stockholders generally.

Transactions Under Company Benefit Plans

The U.S. insider trading laws also restrict the ability of persons subject to this Policy to engage in certain transactions under the Company's benefit plans, as described below:

Incentive Plan. Persons subject to this Policy may be granted stock-based compensation awards, including restricted stock units. Such persons may not, however, sell in the open market any Company stock granted under such compensation plan during any blackout period that applies to such person or while such person possesses material, nonpublic information. This Policy does not apply to the exercise of a tax withholding right pursuant to which a person subject to this Policy elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock; provided that such exercise is subject to the pre-clearance procedures set forth below under the caption "Pre-Clearance Procedures."

Rule 10b5-1 Plans

Transactions in Company securities under a plan that complies with Rule 10b5-1 under the Exchange Act are not subject to the prohibition on trades during blackout periods or the prohibition on trading while being aware of material, nonpublic information described above.

In general, a Rule 10b5-1 plan must be entered into before the employee is aware of material, nonpublic information and may not be adopted during a blackout period. Once the plan is adopted, the employee must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. In addition, the plan must either specify (including by formula) the amount, pricing, and timing of transactions in advance or delegate discretion on those matters to an independent third party. The Company requires that the adoption, modification or early termination of Rule 10b5-1 plans be approved in writing and in advance by the Company's General Counsel or its designee.

Pre-Clearance Procedures

All persons subject to this Policy may not engage in any transaction involving Company securities without first obtaining pre-clearance of the transaction from the General Counsel or its designee.

A request for pre-clearance should be submitted to the General Counsel or its designee at least two business days in advance of the proposed transaction. A request for pre-clearance should contain a description of the proposed transaction, the date of the proposed transaction and the number of securities involved in the transaction. The General Counsel or its designee are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.

If pre-clearance is granted, such pre-clearance is effective only for two business days and if the transaction is not executed during that period, another request for pre-clearance must be submitted in accordance with the procedures set forth above unless an exception is granted or the pre-clearance approval has been revoked by oral or written notice. The General Counsel or its designee may not execute a transaction in Company securities unless the Chief Executive Officer or its designee has approved the transaction(s) in accordance with the procedures set forth above.

Notwithstanding receipt of pre-clearance, if the requesting person becomes aware of material, nonpublic information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed.

This pre-clearance procedure is designed to prevent violations of Section 16(a) and Section 16(b) of the Exchange Act. Section 16(a) of the Exchange Act requires that certain transactions in Company securities must be reported on Form 4 and filed with the Securities and Exchange Commission (the "SEC") within two business days following the date of the transaction. This Policy requires not only pre-clearance of transactions in Company securities, but also advance notification of sufficient details of the transaction to give the Company time to prepare and file the required reports within the applicable deadline. To ensure that the Company has sufficient time to prepare and file the Form 4 with the SEC, all directors and officers who have been designated as "officers" for purposes of Section 16 under the Exchange Act (collectively with the directors, the "Section 16 Reporting Persons") must report the details of the transaction to us at least by the close of business on the date the transaction occurred. Due to the short, two-business day period in which to file the reports, the Company may have the Form 4 executed and filed with the SEC on your behalf using the power of attorney that you have granted to the Company for this purpose. Please contact the Company immediately if you believe there may be any errors in a filing.

Section 16(b) provides that Section 16 Reporting Persons are liable to the Company for any "short- swing profits" resulting from a non-exempt purchase and sale, or sale and purchase, of Company securities that occur within a period of less than six months. The SEC may cause the Company to contribute these disgorged profits into a public fund to be used for restitution to the victims of such violations. Compliance with Section 16(a), Section 16(b) and other restricted trading periods is the responsibility of each Section 16 Reporting Person.

Post-Termination Transactions

If persons subject to this Policy are aware of material, nonpublic information when such person's employment or service relationship terminates, such person may not trade in Company securities until that information has been publicly released.

The Consequences of Insider Trading

Individuals who trade on material nonpublic information (or tip information to others) can be subject to an array of civil and criminal penalties. Violations are taken very seriously by the SEC, the federal agency responsible for enforcing the law in this area. Potential sanctions include:

- disgorgement of profits gained or losses avoided and interest thereon;
- significant fines and imprisonment; and
- a bar from acting as an officer or director of a publicly traded company.

These penalties can apply even if the individual is not a director or officer of the Company.

In addition to the potentially severe civil and criminal penalties for violation of the insider trading laws, violation of this Policy may result in disciplinary action by the Company, up to and including termination of employment. A conviction or finding of liability for insider trading can also result in individuals being banned generally from employment in the securities or financial industries or other employment, and even a mere allegation of insider trading can result in severe harm to professional and personal reputation.

A transaction that may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial emergency) is neither an exception to this Policy nor a safeguard against prosecution for violation of insider trading laws.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading, a civil penalty and criminal fine may be imposed as a result of an employee's violation. There are also likely to be shareholder lawsuits and adverse publicity arising from such illegal conduct.

Last approved by the Board on March 26, 2025

Exhibit 21.1

Subsidiaries of Nu Ride Inc.

Name of Subsidiary	Jurisdiction of Organization
Lordstown EV Corporation	Delaware
Lordstown EV Sales LLC	Delaware

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, William Gallagher, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nu Ride Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present, in all material respects, the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

      (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2025

                    /s/ William Gallagher
                    William Gallagher
                    Chief Executive Officer, President, Secretary, and Treasurer
                    (Principal Executive Officer and Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Nu Ride Inc. (the "Company") for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William Gallagher, Chief Executive Officer, President, Secretary, and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2025

By:*/s/ William Gallagher*
William Gallagher
Chief Executive Officer, President, Secretary, and Treasurer
(Principal Executive Officer and Principal Financial Officer)